September 30, 2009

Via Edgar and Fax

Mr. David R. Humphrey, Branch Chief
Ms. Amy Geddes, Examiner
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Precision Aerospace Components, Inc.
Form 10-KSB for the year ended December 31, 2007; Form 10-K for the year ended December 31, 2008; File No. 000-30185

Dear Mr. Humphrey and Ms. Geddes:

The following response addresses the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in a follow-up comment letter dated September 15, 2009 (the “Comment Letter”) regarding the Form 10-KSB of Precision Aerospace Components, Inc. (the “Company”) for the year ended December 31, 2007 and the Form 10-K of Precision Aerospace Components, Inc. for the year ended December 31, 2008.  The responses herein refer to the specific comments appearing in the Comment Letter.

Form 10-K/A (Draft) for the Year Ended December 31 2007

Item 8A. Controls and Procedures

1.
Refer to our previous comment 2. Please reassess your disclosure controls and procedures as of December 31, 2007. While it is appropriate to discuss remediation efforts subsequent to the date covered by the required assessment and how such efforts have impacted your current assessment, such disclosure should not come before or exclude a discussion of the controls and procedures assessments as of the end of the period covered by the report.

RESPONSE:  The disclosure has been revised as requested.

2.
As a related matter, please tell us how your disclosure of your evaluation of internal control over financial reporting is compliant with Item 308(a)(2) of Regulation S--K. Specifically, please tell us where you identify the control framework used in your assessment or revise, as appropriate. Please note that Rule 13(a)-15(c) of the Securities Exchange Act of 1934 indicates that the framework on which management's evaluation of the issuer's internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. As such, a discussion of what constitutes a control framework does not identify the specific body or group.

2

RESPONSE:  The disclosure has been revised as requested.

3.
Finally, with regard to your evaluation of internal control over financial reporting, while it is appropriate to discuss remediation efforts subsequent to the period covered by management's report, such disclosure should not precede a discussion of the assessment as of the date of the original report, Specifically, your proposed revised disclosure of management's assessment of internal control over financial reporting for the year ended December 31, 2007 first references an assessment date of August 2009, then includes a discussion of the assessment of "ineffective" for the period covered by the Form 10-KSB. Such presentation minimizes the original assessment for the year ended December 31, 2007, which is the actual disclosure requirement. Please revise.

RESPONSE:  The disclosure has been revised as requested.

Note 9. Acquisition. page  18

4.
Refer to our previous comment 6. In part 2 ("The Company Received Financing") of your proposed revised disclosure, please expand to also specifically clarify that no benefit on conversion was recognized as the conversion price of the stock was at or greater than market value.

RESPONSE:  The disclosure has been revised as requested.

Note 11 — Warrants

5.
Refer to our previous comment 8. To facilitate the reader's understanding of your accounting, please expand your disclosure to specifically state why this renegotiation caused the reclassification of these warrants from liabilities to equity in a manner comparable to your response to the staff.

RESPONSE:  The disclosure has been revised as requested.

Form 10-K for the Year Ended December 31. 2008

Item 8A, Controls and Procedures, page 18

6.
Please tell us how your disclosure of your evaluation of internal control over financial reporting is compliant with Item 308(a)(2) of Regulation S-K. Specifically, please tell us where you identify the control framework used in your assessment or revise, as appropriate. Please note that Rule 13(a)-15(c) of the Securities Exchange Act of 1934 indicates that the framework on which management's evaluation of the issuer's internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due- process procedures, including the broad distribution of the framework for public comment. As such, a discussion of what constitutes a control framework does not identify the specific body or group.

3

RESPONSE:  The Company has amended its December 31, 2008 Form 10-K (Item 9A) as requested to comply with the staff’s comments.

As requested by the staff, in connection with responding to your comments, the Company is providing the following statement in acknowledging that:

“The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

“Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

“The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

The Company is providing its amended 10-Ks for the 2007 and 2008 years, as correspondence, with this response letter with plans to file them upon the understanding that we have satisfactorily responded to the comments raised by the SEC.

We trust that the foregoing appropriately addresses the issues raised by the Comment Letter.

Very truly yours,

/s/ Andrew S. Prince
Andrew S. Prince
Chief Financial Officer

4

CURRENT REPORT FOR ISSUERS SUBJECT TO THE
1934 ACT REPORTING REQUIREMENTS

FORM 10-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act

For the Fiscal Year Ended December 31, 2007

Precision Aerospace Components, Inc.

 (Exact name of Registrant as specified in its charter)

Delaware	000-30185	20-4763096
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Arthur Kill Road Staten Island, NY		10309-1202
(Address of Principal Executive Offices)		(Zip Code)

(718) 356-1500
(Registrant’s telephone number, including area code)

(Former address)

Securities registered pursuant to Section 12(b) of the Act:  NONE
Securities registered pursuant to Section 12(g) of the Act:  Common Stock

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the past 12 months and (2) has been  subject to such filing  requirement  for the past 90days   Yes [ XX ]   No [  ].

Indicate by a check mark whether the company is a shell company (as defined by Rule 12b-2 of the Exchange Act:  Yes [    ]   No [ XX ].

Aggregate market value of the voting stock held by non-affiliates of the Registrant as of December 31, 2007:  $176,694

Shares of common stock outstanding at January 31, 2007:  33,324,691

EXPLANATORY STATEMENT

Purpose of this Amended Annual Report on Form 10-KSB/A

The Company is restating its financial statements and disclosures to reflect an effective date of July 20, 2006, for the acquisition of Freundlich Supply Company.  The Company previously reported all financial activity  for the period of July 1, 2006 to July 19, 2006 in its originally filed Form 10-KSB for the year ended December 31, 2006. This error caused revenues for 2006 to be overstated by $735,675, cost of sales to be overstated by $514,305 and goodwill to be overstated by $221,370.  As a result of these adjustments to the 2006 financial statements, the Company is also restating its financial statements and related disclosures for the year ended December 31, 2007.  Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the restated financial statements in this Report.

A change has been made to the Balance Sheet regarding the Company’s series A Preferred Stock and Warrants which were issued in connection with the acquisition.  In 2007, upon the fixing of exchange or conversion prices for these securities, which had been classified as Liabilities because they had possible contingent changes to their conversion or exercise prices, these preferred shares and warrants were classified as temporary equity because the Company is not authorized to issue a sufficient number of shares if the preferred A shares were converted to common stock or the warrants were exercised for common stock.  These changes to the information included in the report have no impact on the Company’s operations or financial status.

PART I

INTRODUCTORY NOTE

FORWARD-LOOKING STATEMENTS

This Form 10-K/A contains "forward-looking statements" relating to Precision Aerospace Components, Inc. (the "Company") which represent the Company's current expectations or beliefs including, but not limited to, statements concerning the Company's operations, performance, financial condition and growth.  For this purpose, any statements contained in this Form 10-K/A that are not statements of historical fact are forward-looking statements.  Without limiting the generality of the foregoing, words such as "may", "anticipate", "intend", "could", "estimate", or "continue" or the negative or other comparable terminology are intended to identify forward-looking statements.  These statements by their nature involve substantial risks and uncertainties, such as credit losses, dependence on management and key personnel, variability of quarterly results, and the ability of the Company to continue its growth strategy and the Company’s competition, certain of which are beyond the Company's control.  Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, or any of the other risks herein occur, actual outcomes and results could differ materially from those indicated in the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 1. DESCRIPTION OF BUSINESS

DESCRIPTION OF PRECISION AEROSPACE COMPONENTS’ BUSINESS

Organizational History

Precision Aerospace Components (Precision Aerospace or the “Company”) was previously known as Jordan 1 Holdings Company (“Jordan 1”) and was incorporated in Delaware on December 28, 2005.  Jordan 1 is the successor to Gasel Transportation Lines, Inc. ("Gasel"), an Ohio corporation that was organized under the laws of the State of Ohio on January 27, 1988.

Gasel was a trucking company that filed for bankruptcy in the Southern District of Ohio, Eastern Division, in May 2003.  On December 12, 2005, a final plan of reorganization was approved by the court and the bankruptcy proceeding was dismissed.

On December 30, 2005, Gasel entered into a private sale of stock under a Stock Purchase Agreement with Venture Fund I, Inc., a Nevada corporation owned and controlled by accredited investor Ruth Shepley (“Shepley”), of Houston, Texas.  Under the terms of the Stock Purchase Agreement, Shepley purchased 29,000,000 shares of restricted common stock for a purchase price of $100,000.

Subsequent to December 30, 2005, Jordan 1 did not engage in any business activity until July 20, 2006 when it entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”) pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc. (“Freundlich”).

The Company’s present sole operating subsidiary and sole source of revenues is Freundlich.

Overview of Business

Freundlich and through it the Company is a stocking distributor of aerospace quality, internally-threaded fasteners.  The organization from which the operating assets were acquired, Freundlich Supply, was founded in 1938 and had been operating in its present business line since 1940.  The Company distributes high-quality, domestically-manufactured nut products that are used primarily for aerospace and military applications and for industrial/commercial applications that require a high level of certified and assured quality.  The Company’s products are manufactured, by others, to exacting specifications and are made from raw materials that provide the strength and reliability required for aerospace applications.

Freundlich is a niche player in the North American aerospace fastener industry.  Freundlich currently focuses on aero-space and nuclear quality nut products, serving as an authorized stocking distributor for seven of the premier nut manufacturers in the United States.

Freundlich is a one-stop source for standard, self-locking, semi-special and special nuts manufactured to several military, aerospace and equivalent specifications.  Freundlich maintains a large inventory of more than 7,000 SKUs comprised of more than 35 million parts of premium quality, brand name nut products. Management believes that Freundlich’s demonstrated ability to immediately fulfill a high percentage (over 45 percent) of customer orders from stock-on-hand gives Freundlich a distinct competitive advantage in the marketplace.  Freundlich sells its products pursuant to written purchase orders it receives from its customers.  All products are shipped via common carrier.

Industry Overview

The fastener distribution industry is highly fragmented.  No one company holds a dominant position.  This is primarily caused by the varied uses of fasteners and the size of the industry.  Freundlich competes with the numerous fastener distributors which serve as authorized stocking distributors for the seven nut manufacturers in the Freundlich supplier base.  Freundlich believes that the depth of its 7,000 SKU inventory represents a competitive advantage.  As a stocking distributor, Freundlich has employed a business model of maintaining levels of inventory on hand or on order with its suppliers that can satisfy its customers’ projected needs.  While this business model has allowed Freundlich to mitigate the supply shortage suffered by the industry, the extremely long supply times are creating challenges and creating shortages at Freundlich.  Regulatory requirements which require manufacturer certifications create a barrier to new supplier entry into the aerospace fastener manufacturing business beyond the usual investment and patent barriers faced by new entrants to other industries.  Certain domestic manufacturing capacity was eliminated during a post-9/11 downturn in the aerospace industry.  The industry began a turnaround in 2004, driven by increased levels of defense spending and increased commercial demand caused by new orders received by Boeing Company and others.  The continuing increased demand has exceeded the manufacturing capacity of qualified manufacturers.  Through this year, manufacturing lead times have continued to increase.

Inventory

As a stocking distributor, Freundlich attempts to maintain levels of inventory on hand or on order to satisfy its customers’ projected needs.  Freundlich has approximately 7,000 different types of nuts in its inventory, comprised of more than 35 million parts of premium quality, brand name nut products.  Freundlich’s primary suppliers include the following:

SPS Technologies
Greer Stop Nut
Republic Fastener Mfg. Corp
MacLean-ESNA
Alcoa Fastening Systems
Bristol Industries Inc.
Abbott-Interfast Corporation

Customers

In 2006, Freundlich Supply sold approximately 42% of its products to the United States Department of Defense.  All of these products were sold for maintenance, repair and operations functions, were shipped to various government installations across the United States and were sold for many different government programs.  For 2007, sales to the United States Department of Defense represented approximately 37% of total sales.

Freundlich’s commercial customers include original equipment manufacturers, repair facilities and other distributors.  Other than the sales to the United States Department of Defense, no one customer represented more than 10 percent of total sales in 2006 or 2007.

Competition

The fastener distribution industry is highly fragmented.  No one company holds a dominant position.  This is primarily caused by the varied uses of fasteners and the size of the industry.  The Company competes with the numerous fastener distributors which serve as authorized stocking distributors for the seven nut manufacturers in the Company's supplier base. The Company believes that the depth of its 7,000 SKU inventory represents a competitive advantage.

Few barriers to entry exist for fastener distributors generally.  However, the business model employed by Freundlich promotes competitive differences favoring Freundlich and collectively not generally seen in the industry.

Freundlich’s quality system is certified to AS9100:2004 and ISO 9001:2000 quality measures.  Since quality is an important measure of aerospace suppliers, Freundlich strives to maintain its quality system to the highest standards in the industry.

As an authorized stocking distributor for the premier domestic manufacturers, Freundlich is able to maintain relationships with customers not generally available to the industry.  Most manufacturers are not expanding their network of authorized distributors.

As a certified government supplier, i.e. because it is listed on the “Qualified Supplier/Manufacturer List,” Freundlich does not have to compete with companies not so listed.

Government Regulation

Freundlich is approved as a “qualified supplier” by the United States Department of Defense, and, as such, can provide certain critical parts that other suppliers not so approved cannot supply.

The Fastener Quality Act (“FQA”) and its implementing regulations issued by the United States Department of Commerce require certain distributors of fasteners to, among other things, maintain lot traceability for all of its products sold.  This requires that companies like Freundlich keep their books and records such that they can trace the origin of each item sold to the manufacturer from which the item was purchased.  The FQA imposes additional requirements on the manufacturers of subject parts and on the users.  Because of the demands of the industry, its customers, and its own quality systems, Freundlich maintains strict lot traceability for each item in inventory, and has done so for many years.

Employees

Freundlich has 16 employees, all of whom are full time employees. We believe our employee relations are very good.

RISK FACTORS

An investment in our securities involves a high degree of risk. We are subject to various risks that may materially harm our business, financial condition and results of operations.  An investor should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our securities.  If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline.  You should only purchase our securities if you can afford to suffer the loss of your entire investment.

RISKS RELATED TO OUR BUSINESS

Fluctuations in our operating results and announcements and developments concerning our business affect our stock price.

Our quarterly operating results, the number of stockholders desiring to sell their shares, changes in general economic conditions and the financial markets, the execution of new contracts and the completion of existing agreements and other developments affecting us, could cause the market price of our common stock to fluctuate substantially.

As a result of the acquisition, our expenses have increased significantly.

As a result of the acquisition, our ongoing expenses have increased significantly, these include ongoing public company expenses, such as increased legal and accounting, administrative (including directors and insurance) expenses and the requirement that we register the shares of common stock issued underlying the convertible note, preferred stock and warrants issued to Barron Partners LP, as well as expenses incurred in complying with the internal controls requirements of the Sarbanes-Oxley Act, and obligations incurred in connection with the acquisition.  Our failure to generate sufficient revenue and gross profit could result in reduced profits or losses as a result of the additional expenses and our failure to be able to meet our payment obligations could result in default under our obligations.

We may not be able to obtain necessary additional capital which could adversely impact our operations.

Unless the Company can increase its investment in inventory and meet operational expenses with the existing sources of funds we have available, we may need access to additional financing to grow our sales.  Such additional financing, whether from external sources or related parties, may not be available if needed or on favorable terms.  Our inability to obtain adequate financing will adversely affect the Company’s pace of business operations or could create liquidity and cash flow problems.  This could be materially harmful to our business and may result in a lower stock price.

Our officers and directors are involved in other businesses which may cause them to devote less time to our business.

Our officers' and directors' involvement with other businesses may cause them to allocate their time and services between us and other entities.  Consequently, they may give priority to other matters over our needs which may materially cause us to lose their services temporarily which could affect our operations and profitability.

We could fail to attract or retain key personnel, which could be detrimental to our operations

Our success largely depends on the efforts and abilities of key executives, employees and consultants.  The loss of the services of a key executive, employee or consultant could materially harm our business because of the cost and time necessary to replace and train a replacement.  Such a loss would also divert management attention away from operational issues.  To the extent that we are smaller than our competitors and have fewer resources, we may not be able to attract the sufficient number and quality of staff.

We may not be able to grow through acquisitions.

In addition to our planned growth through the development of our business, an important part of our growth strategy is to expand our business and to acquire other businesses in related industries.  Such acquisitions may be made with cash or our securities or a combination of cash and securities.  If our stock price is less than the exercise price of the outstanding warrants, it is not likely that that warrants will be exercised at their present exercise price.  To the extent that we require cash, we may have to borrow the funds or sell equity securities.  Any issuance of equity as a portion of the purchase price or any sale of equity, to the extent that we are able to sell equity, to raise funds to enable us to pay the purchase price would result in dilution to our stockholders.  We have no commitments from any financing source and we may not be able to raise any cash necessary to complete an acquisition.  If we fail to make any acquisitions, our future growth may be limited.  As of the date of this report, we do not have any agreement as to any acquisition. Further, any acquisition may be subject to government regulations.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions, we could have difficulty integrating the acquired companies’ personnel and operations with our own.  In addition, the key personnel of the acquired business may not be willing to work for us.  We cannot predict the affect expansion may have on our core business.  Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses.  In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

the difficulty of integrating acquired products, services or operations;
the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;
the difficulty of incorporating acquired rights or products into our existing business;
difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities;
difficulties in maintaining uniform standards, controls, procedures and policies;
the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;
the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;
the effect of any government regulations which relate to the business acquired; and
potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing or sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with these acquisitions, many of which cannot be presently identified.  These risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

We may be required to pay liquidated damages if our board does not consist of a majority of independent directors.

Our Securities Purchase Agreement with Barron Partners LP and Richard Henri Kreger requires us to (i) appoint such number of independent directors that would result in a majority of our directors being independent directors, (ii) have an audit committee that is composed solely of independent directors and (iii) have a compensation committee that is composed of a majority of independent directors.  Our failure to maintain these requirements would results in our payment of liquidated damages that are payable in cash or by the issuance of additional shares of series A preferred stock at the election of the investors.

We are dependent on a few major industries.

We are dependent on the aerospace and defense industries for a majority of our revenue and, as a result, our business will be negatively impacted by any decline in those industries.

We face risks relating to government contracts.

There are inherent risks in contracting with the U.S. government, including risks that are peculiar to the defense industry, which could have a material adverse effect on our business, prospects, financial condition and operating results, including changes in the department of defense’s procurement policies and requirements.

RISKS RELATING TO OUR CURRENT FINANCING ARRANGEMENT

There are a large number of shares underlying our convertible note, series A and B convertible preferred stock and our warrants that may be available for future sale and the sale of these shares may depress the market price of our common stock. Presently the Company does not have sufficient shares of common stock to fully convert the shares or exercise the warrants

The Company entered into a Securities Purchase Agreement with Barron Partners LP and Richard Henri Kreger (the “Investors”) pursuant to which the Investors purchased and as of Dec 31, 2007 held: (a) the Company’s convertible promissory note in the principal amount of $1,000,000. The note, upon full conversion, is convertible into 862,068,900 shares of the Company’s common stock (the conversion price is $0.00116 per share) (this Note has subsequently been paid off without conversion); (b) 5,274,152 shares of the Company’s series A convertible preferred stock (the “series A preferred stock”) which, are convertible into 4,098,016,050 shares of the Company’s common stock; (c) warrants to purchase 1,581,150,000 shares of the Company’s common stock at $0.00135 per share; and (d) 1,581,150,000 shares of the Company’s common stock at $0.00231 per share..

Additionally, all 2,811,000 shares of the Company’s series B convertible preferred stock convert into 843,300,000 common shares, however these shares cannot be converted until the stock reverse split described below.

The Securities Purchase Agreement provides that the Company will have filed a restated certificate of incorporation that will (i) change the authorized capital stock to 10,000,000 shares of preferred stock and 90,000,000 shares of common stock and (ii) effect a one-for-150 reverse split of the common stock.  The number of Total Shares, upon full conversion of all Investor securities which could be converted to common stock of the Company without giving effect to the reverse split, would be 8,999,009,550 shares.  The Company presently has an authorized common stock limit of 100,000,000 shares.  As a result, the Investors will not have the ability to convert the note or series A preferred stock or exercise the warrants in full unless the reverse split is effected.  The Investors have agreed to extend that the date of the reverse split to May 1, 2008 (subsequently further extended to December 15, 2009).  If the reverse split is not effective on or prior to May 1, 2008 (now December 15, 2009), the Company is required to pay the investors liquidated damages in an amount equal to 5% of the investment made by the investors, which would be $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.

The conversion price of the note and the conversion rate of the series A preferred stock are subject to adjustment in certain instances, including the issuance by the Company of stock at a price which is less than the conversion price.

The sale of these shares may adversely affect the market price of our common stock.

The terms of our Securities Purchase Agreement may restrict our ability to obtain necessary financing and could impede us from using our securities as consideration in contracts related to our operations.

Under the Securities Purchase Agreement, we are restricted, during the three year period commencing on the date of the agreement or such earlier time as the investors have sold certain of their securities, (i) from issuing or selling any of our common stock either (A) at a conversion, exercise or exchange rate or other price that is based upon and or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or content events directly or indirectly related to the business of the Company or the market for the Common stock, or (ii) in a transaction in which the Company issues or sells any securities in a capital raising transaction or series of related transactions which grants to an investor the right to receive additional shares based upon future transactions of the Company on terms which are more favorable to the Investors than the terms initially provided to the investor in its initial securities purchase agreement with the Company.  In addition, the Company is restricted from issuing Preferred Stock and Convertible Debt. Further, each investor through the Securities Purchase Agreement has a right of first refusal in subsequent private placements of securities on a pro rata basis to the investor’s holdings in the total post financing total fully diluted shares of the Company.  These restrictions could impede us from using our securities as consideration in contracts related to our operations, including, but not limited to, common stock issued to consultants and vendors and obtaining additional financing.  This may force us to use our limited cash to pay third parties as opposed to issue our securities and may also lead to certain parties deciding to not enter into contracts with us to provide us with necessary financing.  If we have difficulty in entering into contracts related to our operations or obtaining additional financing, we may be forced to curtail our business operations.

RISKS RELATING TO OUR COMMON STOCK

Once re-listed, if we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to sell our securities and the ability of stockholder to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board.  If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board.  As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Our common stock may be affected by limited trading volume and the price of our shares may fluctuate significantly, which cumulatively may affect shareholders' ability to sell shares of our common stock

There has been a limited public market for our common stock.  A more active trading market for our common stock may not develop.  An absence of an active trading market could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all.  Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance.  In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.  These factors may negatively impact shareholders' ability to sell shares of the Company's common stock.

Our common stock may be affected by sales of short sellers, which may affect shareholders' ability to sell shares of our common stock

As stated above, our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations.  These fluctuations could cause short sellers to enter the market from time to time in the belief that the Company will have poor results in the future.  The market for our stock may not be stable or appreciate over time and the sale of our common stock may negatively impact shareholders' ability to sell shares of the Company's common stock.

Because we may be subject to the “penny stock” rules, our investors may have difficulty in selling their shares of our common stock.

“Penny Stock” are shares of stock:

With a price of less than $5.00 per share;

That are not traded on a "recognized" national exchange;

Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or

Of issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Our Common Stock is presently deemed to be Penny Stock.

If our stock price continues to be less than $5.00 per share, our stock may be subject to the SEC’s penny stock rules, (Rule 3a51-1 promulgated under the Securities Exchange Act of 1934) which impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors.  These requirements may reduce the potential market for our common stock by reducing the number of potential investors.  This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them.  This could cause our stock price to decline.

Broker-dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks.  Moreover, broker-dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

This may make it more difficult for investors to sell their shares due to suitability requirements.

The protection provided by the federal securities laws relating to forward looking statements does not presently apply to us since our shares are Penny Stock shares.

Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks.  As a result, as long as our shares continue to be a Penny Stock, we will not have the benefit of this safe harbor protection in the event of any proceeding based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.  If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.  Section 404 of the Sarbanes-Oxley Act requires increased control over financial reporting requirements, including documentation and testing of our internal control procedures in order to satisfy its requirements, annual management assessments of the effectiveness of such internal controls and a report by our independent certified public accounting firm addressing these assessments.  This section may become fully applicable to us in the future.  Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

The Chairman of our board of directors will own a controlling interest in our voting stock following the completion of a proposed 1-for-150 reverse split.

The chairman of our board of directors, Alexander Kreger, will own approximately 53% of our outstanding common stock immediately following the completion of our proposed 1-for-150 reverse split.  As a result, Mr. Kreger will have the ability to control substantially all matters submitted to our stockholders for approval, including:

election of our board of directors;
removal of any of our directors;
amendment of our certificate of incorporation or bylaws; and
adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

ITEM 2.  DESCRIPTION OF PROPERTY

Our principal executive office and the offices and distribution center of Freundlich is located at 2200 Arthur Kill Road, Staten Island, New York 10309.  This was the prior location of the operations of the acquired assets of Freundlich.  The space is subleased, pursuant to a triple net lease, by the Company through July 2008.  The space is leased for approximately $12,000 per month. We have an option to extend our lease for this space.  The approximately 18,000 square foot building is constructed from brick and cinder block and is maintained in excellent condition.  The space is sufficient for our present and anticipated needs.

ITEM 3.  LEGAL PROCEEDINGS

Dismissal of March 23, 2007 Complaint Against the Company

On January 8, 2008, after the period of this report, the Company was notified of the dismissal of the complaint (the “Complaint”), without prejudice, by the United States District Court for the Eastern District of Pennsylvania, which had been filed against the Company, its directors and a major investor, by Robert Moyer, its former president and chief executive officer, on March 23, 2007.  The Complaint alleged breach of employment contract, violation of the New York Payment of Wages Law, wrongful discharge, unjust enrichment and civil conspiracy, all arising out of Moyer’s discharge.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5.  MARKET FOR PRECISION AEROSPACE COMPONENTS, INC.'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock currently trades on the OTC:BB under the trading symbol "PAOS.OB".

The following table sets forth the highest and lowest bid prices for the common stock for each calendar quarter and subsequent interim period since January 1, 2006 as reported on the web site Big Charts.  It represents inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

	PRICES
	HIGH	LOW
2006
First Quarter	$0.14	$0.03
Second Quarter	$0.06	$0.01
Third Quarter	$0.11	$0.0001
Fourth Quarter	$0.05	$0.011

2007
First Quarter	$0.03	$0.007
Second Quarter	$0.09	$0.023
Third Quarter	$0.05	$0.03
Fourth Quarter	$0.035	$0.008

The Company presently is authorized to issue 100,000,000 shares of common stock with a $0.001 par value. As of February 29, 2008, there were 78 holders of record of the Company's common stock and 33,324,691 shares issued and outstanding.

The Company is authorized to issue 10,000,000 shares of preferred stock with a $0.001 par value. As of February 29, 2008, there were 2 holders of record and 5,274,152 shares of series A convertible preferred stock outstanding, each of which is convertible into 777 shares of the Company’s common stock and there were 5 holders of record and 2,811,000 shares of series B convertible preferred stock outstanding each of which would be convertible into 300 shares of the Company’s common stock.  (These shares convert automatically upon the reverse split described herein into 2 shares of the new common.)

Dividends

Precision Aerospace has not declared or paid cash dividends on its common stock since its inception and does not anticipate paying such dividends in the foreseeable future.  The payment of dividends may be made at the discretion of the Board and will depend upon, among other factors, the Company's operations, its capital requirements, and its overall financial condition.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements, and the Notes thereto included herein.  The information contained below includes statements of the Company's or management's beliefs, expectations, hopes, goals and plans that, if not historical, are forward-looking statements subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.  For a discussion on forward-looking statements, see the information set forth in the Introductory Note to this Annual Report under the caption "Forward Looking Statements" which information is incorporated herein by reference.

Restatement of Consolidated Financial Statements

The Company is restating its financial statements and disclosures to reflect an effective date of July 20, 2006, for the acquisition of Freundlich Supply Company.  The Company previously reported all financial activity  for the period of July 1, 2006 to July 19, 2006 in its originally filed Form 10-KSB for the year ended December 31, 2006.  This error caused revenues for 2006 to be overstated by $735,675, cost of sales to be overstated by $514,305 and goodwill to be overstated by $221,370.

Additionally, the Company’s Balance Sheet for 2006 has been revised to classify all of the Company’s Series A Preferred Stock and its Warrants issued in connection with the acquisition as Liabilities because they had possible contingent changes to their conversion or exercise prices.  These contingencies were removed by the negotiation of agreement to fix the conversion and exercise prices on July 31, 2007.  Upon the fixing of the prices, in 2007, these preferred shares and warrants were classified as temporary equity because the Company is not authorized to issue a sufficient number of shares if the preferred A shares were converted to common stock or the warrants were exercised for common stock.  These changes to the information included in the report have no impact on the Company’s operations or financial status, either at December 31, 2006 or 2007.

For 12/31/2007		Originally Filed For the year ended December 31, 2007		Restated For the year ended December 31, 2007
Assets	$	7,593,989	$	7,372,619
Liabilities		2,873,976		2,807,449
Temporary Equity		851,357		3,767,530
Stockholders' Equity		3,868,656		797,640
Total Liabilities and Stockholders' Equity	$	7,593,989	$	7,372,619

		Originally Filed For the year ended December 31, 2007		Restated For the year ended December 31, 2007
REVENUE -SALES	$	8,961,990	$	8,961,990
COST OF GOODS SOLD		5,627,081		5,627,081
GROSS PROFIT		3,334,909		3,334,909
OPERATING EXPENSES:		1,878,458		1,878,458
GAIN FROM OPERATIONS		1,456,451		1,456,451
OTHER INCOME (EXPENSE)		(229,787)		(229,787)
PROVISION FOR INCOME TAXES		455,559		455,559
NET INCOME	$	771,105	$	771,105
Net income per share, basic	$	0.02	$	0.02
Net income per share, diluted	$	0.00	$	0.00
Weighted average number of shares outstanding basic		33,324,691		33,324,691
Weighted average number of shares outstanding diluted		8,999,309,761		8,999,309,761

For 12/31/06

	Originally Filed For the year ended December 31, 2006		Restated For the year ended December 31, 2006	
Assets	$	7,318,333	$	7,096,963
Liabilities		3,369,425		7,070,428
Temporary Equity		851,357		-
Stockholders' Equity		3,097,551		26,535
Total Liabilities and Stockholders' Equity	$	7,318,333	$	7,096,963

	Originally Filed For the year ended December 31, 2006		Restated For the year ended December 31, 2006	
REVENUE -SALES	$	4,951,927	$	4,216,252
COST OF GOODS SOLD		3,156,837		2,642,532
GROSS PROFIT		1,795,090		1,573,720
OPERATING EXPENSES:		1,410,812		1,410,812
GAIN FROM OPERATIONS		384,278		162,908
OTHER INCOME (EXPENSE)		(49,427)		(49,427)
PROVISION FOR INCOME TAXES		101,366		34,839
NET INCOME	$	233,485	$	78,642
Net income per share, basic	$	0.01	$	0.00
Net income per share, diluted	$	0.00	$	0.00
Weighted average number of shares outstanding basic		36,265,493		36,265,493
Weighted average number of shares outstanding diluted		3,149,310,735		3,149,310,735

Analysis of Financial Condition and Results of Operations

The Company's operations are presently carried out through its Freundlich subsidiary.  A description of Freundlich's operations and marketplace is contained in section 1 of this report.

During the fiscal year 2007 was a year of stabilization for the Company, with the installation of new management.  The results of this should begin to be apparent in 2008.  During 2007 the Company restored and strengthened its financial base.  Its Freundlich subsidiary secured a $1 Million line of credit.  By the end of the year it was able to solicit an expanded $3 Million line of credit.  Subsequent to the period of this report, Freundlich has entered into this new and expanded line of credit, based on qualifying receivables and inventory, secured by the assets of Freundlich and guaranteed by the Company.  This added financial resource will enable the Company to actively pursue activities and opportunities to enhance the Freundlich business – including communications capabilities, an improved web presence and enhanced order capabilities - as well as expanding operations consistent with the Company's growth vision.

During fiscal year 2006, the Company had invested in additional equipment and inventory to better enable Freundlich to meet the needs of its customers.  New computer equipment as well as a new integrated management control, inventory control, sales and shipping management program enhance our overall operations.  The new, automated, packaging machine enables Freundlich to more rapidly fulfill orders placed by its customers.  The machine also provides Freundlich the ability to process additional orders utilizing its present shipping strengths.  With these important investments in place, the Company does not presently anticipate any material additional capital expenditures on plant and equipment for existing operations during 2008.

Specific year to year income statement comparisons between 2006 and 2007 for the Company are generally not meaningful, since the Company was inactive and had no revenues prior to its July acquisition of the Freundlich assets and during the second half of 2006, the Company’s prior management improvidently pursued an acquisition opportunity that did not come about, but was costly to the Company.  A loss and associated expenses of approximately $213,000 was recognized in connection with this activity.  Additionally, in 2006, the Company incurred extraordinary costs in connection with its operations following the acquisition of Freundlich.  These additional professional fees and General and Administrative expenses, in excess of what the Company anticipates for normal operations, exceeded $50,000.  The effect of these expenses is magnified in view of the fact that the Company revenues and income only reflect the six months of operation of Freundlich from its acquisition in July.

The progress the Company made can be seen from the change and improvement in the Company’s balance sheet position between 2007 and 2006.  The Company plans to build on this improvement in 2008.

The Company’s overall liability exposure was reduced by $4,262,979 (from $7,070,428 in 2006 to $2,807,449 in 2007) while our overall assets grew by $275,656 (from $7,096,963 in 2006 to $7,372,619 in 2007) – an overall improvement in stockholders’ equity of $771,105, from our annual sales of nearly $9,000,000.  When looking at our retained deficit it must be remembered that the Company restarted from non-operating status in July 2006 with a balance sheet which consisted of virtually no assets, but an accumulated deficit of $2,997,934 which could not be used to offset future taxes.

The Company’s improved financial situation and standing with our suppliers can be seen from the more than $725,000 reduction in our year end accounts payable (from $1,251,878 in 2006 to $525,407 in 2007).  This was partially funded by our line of credit which was started during 2007 and which had a balance of $387,466 at year end.

During the 2007, year the Company paid down its subordinated debt by $300,000 so that there was $450,000 outstanding at the year end.

The Company did defer making a portion of its 2007 income tax payments to 2008.  The Company did pay the “safe harbor” portion of the taxes necessary to avoid any penalty assessment in connection with its deferred payment.  The Company has now made this approximately $500,000 deferred 2007 tax payment.

The Company made an additional investment in our inventory of more than $375,000 (from $3,509,183 in 2006 to $3,885,332 in 2007).  This is necessary not only to meet customer demand, but also to replenish stocks at new, higher prices.  This required investment, which is made with after tax dollars, diverts our scarce cash resources from other uses which could expand our business.  It is one example of the insidious way that higher taxes adversely affect businesses.  The Company has considered alternatives that could reduce the tax burden, but has determined that at the present time there is not an acceptable alternative.  For example, the Company is concerned that relocating Freundlich from the New York City area (where it bears among the highest tax rates in the country) would deprive it of its long standing and excellent staff.  The Company will explore possible actions to reduce the overall impact of the taxes on its operations without harming those operations.  The costs of materials in the fastener industry, and the lead-times for delivery, both continue to increase.  This has required more astute management of inventory ordering-even if the face of extreme uncertainty regarding actual deliveries.  Additionally, it continues to result in the need to make additional inventory investment.

It is important to fully recognize the value of the Freundlich inventory.  Not only does Freundlich’s inventory enable Freundlich to meet customer demand and obtain orders, but a portion of the inventory is carried on the Company’s balance sheet at a value well below the replacement cost were it to be reordered today.  As Freundlich replaces its lower cost inventory with new higher-priced inventory, it will have to make this investment.  Freundlich has the strategic benefit over a potential new entrant of having a lower cost of goods versus the seller of newly purchased items.  The replacement cost of Freundlich’s inventory is difficult to ascertain exactly, since the cost of each particular item is generally increasing and the unit cost usually decreases as the quantity purchased increases.  The rise in prices which occurred in 2007 and the use of the older inventory is substantially responsible for the rather exceptional 37% Gross Profit Margin achieved by the Company on its slightly greater than $9 million dollars in sales.  It should be expected that, when the price increases in the Freundlich inventory reduce in rate, this percentage will also return to somewhat lower levels.

During the first quarter of 2007, Freundlich was awarded a significant portion of a Defense Department contract; its competitors received awards of significantly lesser amounts of the contract.  Freundlich has been fulfilling and anticipates that it can continue to fully satisfy the requirements of this contract without any additional financing and that sales under the contract will continue to contribute to its revenues and profits.

In December 2007, Freundlich retained the services of Robert Serabin, a fastener industry veteran and experienced senior executive with a sales, marketing and engineering background, to be its General Manager.  The Company believes it can expand its business with its present staff until acquisitions warrant additional personnel.  However, it is possible that one or two additional staff members will be retained to augment the growth and operation of Freundlich.  Presently, many Company level activities are either outsourced or handled at the Freundlich level.

The opportunities presently under consideration by the Company, in addition to the expansion of the Freundlich operations, are the acquisition of horizontal, vertical and complementary operations.  No specific acquisition opportunities or ventures are being actively pursued at this time.  However, the Company is now in a position to actively evaluate and pursue acquisition and joint venture opportunities.  In connection with these opportunities, the Company will also pursue the arrangement of adequate financing to carry out its plans.

In view of the size of the operations of the Company's sole operating subsidiary, and the costs involved in pursuing and consummating an acquisition, the Company will have to be selective and may have to obtain additional anticipatory financing.

Horizontal acquisitions would effectively improve the Company's overall volume which, in turn, would enable the Company to take advantage of economies of scale as they pertain to inventory management and certain administrative practices.  Vertical or synergistic acquisitions could enhance the capability of the Company to satisfy potential customer desires to deal with multi-product companies or to deal with companies that have expanded service offerings not presently provided by Freundlich.

Additionally, acquisition of skills and product lines which are complementary to the Freundlich offering could mutually enhance the sales of each.

The present cash flow from the activities of Freundlich and the line of credit is sufficient to meet the Company’s cash requirements, subject to the foregoing discussion regarding expansion.  At year end 2007 there was $302,694 available under the Greater Bay line of credit.

Off balance sheet arrangements

None

Subsequent Events

Dismissal of March 23, 2007 Complaint against the Company

On January 8, 2008, after the period of this report, the Company was notified of the dismissal of the complaint (the “Complaint”), without prejudice, by the United States District Court for the Eastern District of Pennsylvania, which had been filed against the Company, its directors and a major investor, by Robert Moyer, its former president and chief executive officer, on March 23, 2007.  The Complaint alleged breach of employment contract, violation of the New York Payment of Wages Law, wrongful discharge, unjust enrichment and civil conspiracy, all arising out of Moyer’s discharge.

The Company’s common stock has been re-listed on the OTC Bulletin Board

As of February 26, 2008 the company’s common stock was re-listed on the OTC Bulletin Board, this removes the adverse impact the delisting of the securities had on the market liquidity for our securities.

The Company entered into an Employment Agreement with its President and Option Compensation

The Company, in its 8-K filed on March 3, 2008, reported that it had approved an employment and compensation agreement with Andrew S. Prince, its President and CEO, which will run through September 1, 2008.  The same 8-K approved the option compensation to be received by non-executive members of the Company’s Board of Directors

Freundlich has entered into a new Three Million Dollar line of credit guaranteed by the Company

On March 6, 2008, the Company guaranteed the performance of Freundlich in connection with the agreement, entered into on the same date, between Freundlich and Israel Discount Bank of New York (the “Agreement”).  The Agreement, which has a maturity date of January 31, 2009, establishes a revolving funding facility which will allow Freundlich to receive up to three (3) million dollars.  The funds will be made available to Freundlich in accordance with an advance formula which allows for the payment of up to Seventy-five (75) per-cent of eligible accounts and fifty (50) per-cent of eligible inventory, up to a maximum inventory advance amount of two million five hundred thousand dollars ($2,500,000).  Eligible accounts are those domestic accounts not outstanding for more than one hundred twenty (120) days and eligible inventory is inventory as determined by the bank, presently that which has had sales within the preceding sixty (60) months.  The daily rate on the outstanding balance will be, at the Company’s option, the prime rate plus one (1) per cent or LIBOR plus three and three quarters (3.75) per cent.  The balance is secured by a first lien position on all of Freundlich’s assets.  The Agreement replaced the Company’s existing facility with Greater Bay Business Funding. .

ITEM 7.  FINANCIAL STATEMENTS

The consolidated financial statements of Precision Aerospace required by Item 310(a) of Regulation S-B are attached to this report. Reference is made to Item 13 below for an index to the financial statements.

Of particular importance are the notes to those financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  These accounting principles require us to make certain estimates, judgments and assumptions.  We believe that the estimates, judgments and assumptions upon which we rely are reasonably based upon information available to us at the time that these estimates, judgments and assumptions are made.  These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented.  To the extent there are material differences between these estimates, judgments and assumptions and actual results, our financial statements will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application.  There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.  Our senior management has reviewed these critical accounting policies and related disclosures. See Notes to Condensed Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by GAAP.

The following areas are of particular importance to the Company’s operations and available cash flow:

Inventory- The prices for replacement inventory have and continue to escalate.  Additionally the lead times for delivery continue to escalate, at times exceeding 78 weeks.  With few, insignificant, exceptions, none of its products in inventory have any shelf life limitations and, assuming eventual utilization, their value, from a replacement perspective meet or exceed their initial acquisition cost.  Demand for individual products extends for long durations and the Company’s business is characterized by the either immediate availability or near term availability of a product being crucial to its sale. Sales of a particular product may occur at irregular intervals.  Consequently the Company continues to invest in a substantial inventory and to recognize a product as being no longer in demand, if a sale does not occur within five year period.  Although the product is, at the end of the five year period, reduced to a zero cost basis, it may remain in the Company’s inventory and available for sale at a later time

Allowance for doubtful accounts- In determining the adequacy of the allowance for doubtful accounts, we consider a number of factors including the aging of the receivable portfolio, customer payment trends, and financial condition of the customer, industry conditions and overall credibility of the customer. Actual amounts could differ significantly from our estimates.

Income Taxes- In the preparation of consolidated financial statements, the Company estimates income taxes based on the existing regulatory structures. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. The Company evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters. The Company’s tax returns are subject to audit and local taxing authorities that could challenge the company’s tax positions. The Company believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.

ITEM 8A. CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's Principal Executive Officer/Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures on or about February 20, 2008, and again on August 26, 2009, for the period ended December 31, 2007.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's disclosure controls and procedures were ineffective at the reasonable assurance level described below as of the period covered by this 10-KSB as of their initial evaluation.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's disclosure controls and procedures are effective at this reasonable level of assurance as of the time of the re-evaluation.  The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended the ("Exchange Act").  This term refers to the controls and procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the required time periods.  The Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving the Company's disclosure control objectives.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's disclosure controls and procedures were ineffective at this reasonable assurance level as of the period covered by this 10-KSB as of their initial evaluation.  The Company believes that it has rectified its disclosure controls and procedures as of the time of the re-evaluation which took place so that management believes that they are now effective at this reasonable assurance level.  Due to the size of the Company and as a result of the implementation of the Company’s integrated financial reporting system, items of note are appropriately brought to the attention of the Company’s CEO for appropriate disclosure.

(B) Internal Controls Over Financial Reporting

The Company carried out an evaluation, under the supervision and with the participation of the Company's Principal Executive Officer/Principal Financial Officer, of the effectiveness of the design and operation of the Company's internal control over financial reporting on or about February 20, 2008, and again on August 26, 2009, for the period ended December 31, 2007.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's internal controls over financial reporting were ineffective at the reasonable level of assurance described below as of the period covered by this Form 10-KSB when initially evaluated.  The term "internal control over financial reporting" is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.  This term refers to the process designed by management and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles that (1) pertain to maintenance of records; (2) provide reasonable assurance that transactions are recorded as necessary, including that receipts and expenditures of the issuer are being made in accordance with authorizations of management and directors of the issuer; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the Company’s financial statements.  The Company's internal control over financial reporting is designed to provide a reasonable level of assurance of achieving the Company's disclosure control objectives.  The Company assessed its internal control system as of December 31, 2007 in relation to criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, the Company believes that, as of December 31, 2007, its system of internal control over financial reporting was ineffective when initially evaluated.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's internal controls over financial reporting were ineffective at this reasonable level of assurance as of the period covered by this Form 10-KSB when initially evaluated.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's internal control over financial reporting is effective at this reasonable level of assurance as of the time of the re-evaluation.
ITEM 8B. OTHER INFORMATION

There is no information required to have been disclosed in a report on Form 8-K during the fourth quarter of the year covered by this Form 10-KSB, but not reported.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Set forth below is certain information concerning each of the directors and executive officers of the Company as of February 29, 2008:

Name	Age	Position	With Company Since
Alexander Kreger	64	Director and Chairman of the Board	2006
Andrew S. Prince	64	President and CEO, Principal Financial Officer and Director	2006, Officer since 2007
Robert Adler	73	Director	2006
Chris Phillips	35	Secretary and Director	2006
David Walters	45	Director	2006

The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected.  The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and are subject to employment agreements, if any, approved and ratified by the Board.

Alexander Kreger

Mr. Kreger has served as the President of Kreger Truck Renting Company, Inc. since 1999. Mr. Kreger has a BS in accounting and finance from the Wharton School, University of Pennsylvania.

Mr. Kreger is a member of the Company’s Audit and Compensation Committees.

Andrew S. Prince

Mr. Prince is presently President and Chief Executive Officer of the Company.  Mr. Prince is, and for the last five years has been, a principal of Prince Strategic Group LC, a strategic advisory and merchant-banking group.  Prince Strategic Group’s focus is strategic planning, acquisition/disposition advice, financial restructuring and providing crisis and interim CEO, COO management.  Mr. Prince assists large and small organizations to develop and implement their business strategies and refine their operations.  He has extensive experience in corporate financing, strategic relationship and acquisition transactions, including their financial and strategic analysis, structuring and negotiations, strategic planning and management development activities as well as background in all facets of operations in both small and large organizations.  From June 1, 2004-June 1, 2006, Mr. Prince was a director of CDKnet.com (OTCBB: CDKN).  Mr. Prince is a graduate of the United States Naval Academy, Harvard Law School and Harvard Business School.

Mr. Prince is a member of the Company’s Compensation Committee.

Robert I. Adler

From 2000 to 2002, Mr. Adler was Managing Director for ING Furman Selz Asset Management. From 1991 to 2000, he was Vice President, Senior Investment Officer for BHF Securities Corp. He is currently a member of the Board of Directors of China Medicine Company, a distributor of pharmaceutical products, including traditional Chinese herbal medicine, and SinoEnergy Holding Co., a manufacturer of stainless steel vessels for liquid and compressed natural gas.

Mr. Adler is Chairman of the Company’s Audit Committee.

Chris Phillips

Since February 2008, Chris Phillips has been a portfolio manager for a hedge fund. Previously from October 2004 until January 2008, Chris served as the President and CEO of Apogee Financial Investments, Inc., a merchant bank, who owns 100% of Midtown Partners & Co., LLC, a FINRA licensed broker-dealer.  Since July 2000 and up until January 2008, he acted as the managing member of TotalCFO, LLC which provides consulting and CFO services to a number of public and private companies and high net worth individuals.  From November 2007 through January 2008 Chris served as the CEO and Chief Accounting Officer of OmniReliant Holdings, Inc. (OTCBB: ORHI)Presently, he is also a Board Member of OmniReliant Holdings, Inc. (OTCBB: ORHI). Mr. Phillips holds a Bachelors of Science Degree in Accounting and Finance and a Masters of Accountancy with a concentration in Tax from the University of Florida.  Mr. Phillips is a Florida licensed Certified Public Accountant.

David Walters

David Walters co-founded Monarch Bay Associates, LLC, a FINRA member broker dealer, in 2006. Prior to Monarch Bay Associates, Mr. Walters was a principal with Monarch Bay Capital Group, LLC, a firm that provided advisory services and capital for emerging growth companies.  From 1992 through 2000 he was Executive Vice President and Managing Director in charge of Capital Markets for Roth Capital (formerly Cruttenden Roth) where he was instrumental in building the company’s revenues from $7 million to $65 million.  As an equity partner, he managed the capital markets group and led over 100 public and private financings, raising over $2 billion in growth capital.  Additionally, Mr. Walters oversaw a research department that covered over 100 public companies, and was responsible for the syndication, distribution and after-market trading of the public offerings.  Prior to Cruttenden Roth, he was Vice President for both Drexel Burnham Lambert and Donaldson Lufkin and Jenrette in Los Angeles, and he ran a private equity investment fund.  Mr. Walters is Chairman of the Board of Directors of the publicly traded companies: Remote Dynamics, Inc. (OCTBB: REDI), Monarch Staffing, Inc. (OCTBB: MSTF.OB), and the non-publicly traded companies Bounce Mobile Systems, Inc. and Systems Evolution, Inc., STI Group, Inc. and a director of Lathian Systems, Inc.  Mr. Walters earned a B.S. in Bioengineering from the University of California, San Diego.

Mr. Walters is Chairman of the Company’s Compensation Committee .and a member of the Company’s Audit Committee.

Code of Ethics and Committee Charters

Drafts of a Code of Ethics and committee charters for the Audit and Compensation committees have been prepared and are under review by the Board of Directors but have not been formally adopted.

Code of Ethics

The Code of Ethics will apply to the Company’s directors, officers and employees.  It is under review by the Board of Directors.  It will be available on the Company’s website.

Audit Committee

The Audit Committee makes such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board of Directors (the “Board”) the results of its examinations and recommendations derived therefrom, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

Compensation Committee

The compensation committee is authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation and bonus compensation to all employees.  Officers of the Company serving on the Compensation committee do not participate in discussions regarding their own compensation.

Nominating Committee

The Company does not have a Nominating Committee and the full Board acts in such capacity.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company’s directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities.  Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file.  Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, during 2007, all filing requirements applicable to its executive officers, directors and greater than ten percent (10%) beneficial owners were met.

ITEM 10.  EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company’s principal executive officer, and all of the other executive officers with annual compensation exceeding $100,000, who served during the fiscal year ended December 31, 2007, for services in all capacities to the Company:

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Robert Moyer President, CEO and Director (1)	2007	$ $	8,654	0	0		$0	0	$0	(2)	$8,654

Andrew Prince President, CEO and Director	2007		$142,769	0	0	$0	0	0	$0	(2)	$142,769

(1) Robert Moyer ceased serving in his positions as President and CEO on January 18, 2007 and was replaced by Andrew Prince.

(2) Messrs. Moyer (until his departure) and Prince (upon replacing Mr. Moyer) served as directors of the Company, but without compensation for their director services.  Mr. Prince had, until the time he replaced Mr. Moyer, served as a paid director of the Company.

Compensation of Directors

The following table sets forth information with respect to director’s compensation for the fiscal year ended December 31, 2007:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Robert Adler	$9000						$9,000
Alex Kreger	$7,000						$7,000
Chris Phillips	$3,000						$3,000
Andrew Prince	$4,500						$4,500
David Walters	$10,000						$10,000

Non-employee Directors of the Company are paid $2,500 per meeting for board meeting attendance in person and $1,500 per meeting for board meeting attendance by phone and $1,500 per meeting for each committee meeting.  To conserve cash, certain director’s payments were not made when earned in 2007.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of February 25, 2008, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the Company’s Named Executive Officers, and (iv) all directors and executive officers as a group. As of February 25, 2008, the Company had 33,324,691 shares of Common Stock outstanding.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned		Percentage of Shares Beneficially Owned	Percentage of Total Voting Power	Position
Richard Kreger 245 Park Av New York, NY 10167	69,111,309	(2)	69.1%	69.1%
Alex Kreger	13,692,000		13.7%	13.7%	Executive Chairman & Director
BGRS 12333 Fairy Hill Road Rydal, PA 19046	3,150,000		3.2%	3.2%
Aimee Brooks 12 Graham Terrace Montclair, NJ 07042	1,722,000		1.7	1.7
Robert Adler	0		0	0	Director
Chris Phillips	0		0	0	Director Secretary
Andrew Prince	0		0	0	Director President and CEO
David Walters					Director
Directors and Executive Officers as a Group (5 persons)	13,692,000		13.7%	13.7%

(1)	Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.

(2)
Includes all shares of Common Stock, up to the maximum presently authorized shares of Company common stock issuable, upon conversion of either convertible preferred series A stock or Series A or Series B warrants held by Mr. Richard Kreger.  Were sufficient shares of Company common stock available, and all warrants and conversion of preferred series A possible, a total of 592, 486,771 shares could be held by Mr. Kreger.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has no presently active plan.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

On July 20, 2006, the Company entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  The stockholders of DFAC included our chairman, Alex Kreger, his son Richard Kreger and daughter, Aimee Brooks (the “Related Parties”).  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”) pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  The overall transaction involved an investment of $5,750,000 (five million seven hundred fifty thousand dollars) and the Related Parties obtained an eventual approximate 16% interest in the Company (assuming full conversion of the convertible preferred series A and B shares and the convertible note and no adjustment to the conversion prices).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc.

In connection with the transactions described above, Midtown Partners, with whom Mr. Richard Kreger is a vice president, an investor in the Securities Purchase Agreement, and the son of the Company’s Chairman, Alex Kreger, obtained 250,000 of the Company’s series B Convertible Preferred shares.  These shares were received from the shares paid by the Company to DFAC.  Midtown Partners & Co., LLC is a registered broker – dealer.

ITEM 13. EXHIBITS

Listed in the Exhibit Index on page 26 hereof.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed or to be billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements, review of financial statements included in our quarterly reports and other fees that are normally provided by the accounting firms in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2007 and 2006 were: $66,975 for 2007 and $76,586 for 2006,.

Audit Related Fees

The aggregate fees billed or to be billed for audit related services by the Company’s independent registered public accounting firms that are reasonably related to the performance of the audit or review of our financial statements, other than those previously reported in this Item 14, for the fiscal years ended December 31, 2007 and 2006 were $-0- in 2007 and $-0-in 2006.

Tax Fees

The aggregate fees billed for professional services rendered by the Company’s independent registered public accounting firms for tax compliance, tax advice and tax planning for the fiscal year ended December 31, 2007 and 2006 were $5,000 in 2007 and $-0-in 2006.

All Other Fees

The aggregate fees billed for products and services provided the Company’s independent registered public accounting firms for the fiscal years ended December 31, 2007 and 2006 were $-0- in 2007 and $-0-in 2006.

Audit Committee

Our Audit Committee implemented pre-approval policies and procedures for our engagement of the independent auditors for both audit and permissible non-audit services.  Under these policies and procedures, all services provided by the independent auditors must be approved by the Audit Committee  or Board of Directors prior to the commencement of the services, subject to certain de-minimus non-audit service (as described in Rule 2-01(c)(7)(C) of Regulation S-X) that do not have to be pre-approved as long as management promptly notifies the Audit Committee of such service and the Audit Committee or Board of Directors approves it prior to the service being completed.  All of the services provided by our independent auditors have been approved in accordance with our pre-approval policies and procedures.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION AEROSPACE COMPONENTS, INC.

Date: October 2, 2009	By	/s/ Andrew S. Prince
Andrew S. Prince President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Andrew S. Prince	President, Chief Executive Officer and Director	October 2, 2009
Andrew S. Prince	(Principal Executive Officer and Principal Financial Officer)

/s/ Alexander Kreger	Chairman of the Board of Directors	October 2, 2009
Alexander Kreger

/s/ Robert Adler	Director	October 2, 2009
Robert Adler

/s/ Chris Philips	Director	October 2, 2009
Chris Philips

/s/ David Walters	Director	October 2, 2009
David Walters

Exhibits:

EXHIBIT NO.

3.1	Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K as filed with the United states Securities and Exchange Commission on July 27, 2006

3.2	By-laws	Incorporated by reference to Exhibit 3.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

3.3	Series A Preferred Stock Certificate of Designation	Incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

3.4	Series B Preferred Stock Certificate of Designation	Incorporated by reference to Exhibit 3.4 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.1	Asset Purchase Agreement by and among Delaware Fastener Acquisition Corporation, Michael Freundlich and Freundlich Supply Company, Inc.	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.2	Securities Purchase Agreement by and among Jordan 1 Holdings Company, Barron Partners LP and Certain Equity Investors	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.3	Registration Rights Agreement	Incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.4	Convertible Note	Incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.5	Form of Series A Warrant	Incorporated by reference to Exhibit 10.5 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.6	Form of Series B Warrant	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.7	Contract of Sale and Security Agreement between Freundlich Supply Company, Inc. and Greater Bay Business Funding	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on March 19, 2007

10.8	Amendment to Contract of Sale and Security Agreement between Freundlich Supply Company, Inc. and Greater Bay Business Funding.	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on March 19, 2007

10.9	Guaranty between Greater Bay Business Funding and Freundlich Supply Company, Inc. and Precision Aerospace Components, Inc.	Incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on March 19, 2007

10.10	Loan and Security Agreement as of March 6, 2008, by and among Freundlich Supply Company, Inc. (borrower) Precision Aerospace Components, Inc. (guarantor) and Israel Discount Bank of New York (lender)

31.1	Certification By Chief Executive Officer/Principal Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Provided herewith

32.1	Certification by Chief Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Provided herewith

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONSOLIDATED FINANCIAL STATEMENTS:	Pages

Report of Independent Registered Public Accounting Firm	3

Consolidated Balance Sheet as of December 31, 2007	4

Consolidated Statements of Income for the Years Ended
December 31, 2007 and 2006	5

Consolidated Statement of Stockholders’ Equity for the Years
Ended December 31, 2007 and 2006	6

Consolidated Statement of Temporary Equity for the Years
Ended December 31, 2007 and 2006	7

Consolidated Statement of Cash Flows for the Years
Ended December 31, 2007 and 2006	8

Notes to Consolidated Financial Statements	9 – 24

2

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

406 Lippincott Drive, Ste. J
Marlton, NJ 08053-4168
(856) 355-5900   Fax (856) 396-0022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Precision Aerospace Components, Inc.
2200 Arthur Kill Rd.
Staten Island, NY 10309

We have audited the accompanying consolidated balance sheet of Precision Aerospace Components, Inc. (the “Company”) as of December 31, 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Precision Aerospace Components, Inc. as of December 31, 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the financial statements, the accompanying financial statements have been restated.

 /s/  BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Bagell, Josephs, Levine & Company, L.L.C.
Marlton, NJ 08053

March 24, 2008 (January 14, 2009 as to the effects of the restatement discussed in Note 13)

3

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS
	2007	2006
	(restated)	(restated)
CURRENT ASSETS
Cash and cash equivalents	$154,709	$67,094
Accounts receivable, net	837,552	784,798
Inventory, net	3,885,332	3,509,183
Prepaid expenses	-	62,926
	4,877,593	4,424,001

PROPERTY AND EQUIPMENT - Net	260,582	321,518

OTHER ASSETS
Deposits	12,700	129,700
Goodwill	2,221,744	2,221,744
	2,234,444	2,351,444

TOTAL ASSETS	$7,372,619	$7,096,963

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$606,627	$1,468,059
Subordinated note payable-current portion	300,000	300,000
Line of credit	387,466	-
Income taxes payable	363,356	34,839
Preferred stock subject to redemption	-	2,924,258
Warrant liability	-	893,272
	1,657,449	5,620,428

LONG -TERM LIABILITIES
Subordinated note payable-long term portion	150,000	450,000
Convertible note payable	1,000,000	1,000,000
TOTAL LIABILITIES	2,807,449	7,070,428

TEMPORARY EQUITY

Preferred Stock A $.001 par value; 7,100,000 shares authorized
5,274,152 shares issued and outstanding	5,274	-
Preferred Stock B $.001 par value; 2,900,000 shares authorized
2,811,000 shares issued and outstanding	2,811	-
Additional paid-in capital - preferred stock	2,916,173	-
Additional paid-in capital -warrants	843,272	-
	3,767,530	-
STOCKHOLDERS' EQUITY
Preferred Stock A $.001 par value; 7,100,000 shares authorized
5,274,152 shares issued and outstanding	-	-
Preferred Stock B $.001 par value; 2,900,000 shares authorized
2,811,000 shares issued and outstanding	-	-
Common stock, $.001 par value; 100,000,000 shares authorized
33,324,691 shares issued and outstanding	33,325	33,325
Additional paid-in capital	2,892,502	2,892,502
Retained earnings (deficit)	(2,128,187)	(2,899,292)
TOTAL STOCKHOLDERS' EQUITY	797,640	26,535

TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY	$7,372,619	$7,096,963

The accompanying notes are an integral part of these consolidated financial statements.

4

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		(restated)
	2007	2006

REVENUE	$8,961,990	$4,216,252

COSTS OF GOODS SOLD	5,627,081	2,642,532

GROSS PROFIT	3,334,909	1,573,720

OPERATING EXPENSES
General and administrative expenses	1,581,604	1,255,197
Professional fees	218,143	131,845
Depreciation	78,711	23,770
Total Expenses	1,878,458	1,410,812

INCOME BEFORE OTHER INCOME (EXPENSE)	1,456,451	162,908

OTHER INCOME (EXPENSE)
Expiration of warrants	50,000	-
Interest income	899	2,934
Interest expense	(250,686)	(52,361)
Loss on abandonment-deposit	(30,000)	-
	(229,787)	(49,427)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,226,664	113,481

Provision for income taxes	455,559	34,839

NET INCOME APPLICABLE TO COMMON SHARES	$771,105	$78,642

NET INCOME PER BASIC SHARES	$0.02	$0.00

NET INCOME PER DILUTED SHARES	$0.00	$0.00

WEIGHTED AVERAGE NUMBER OF BASIC COMMON
SHARES OUTSTANDING	33,324,691	36,265,493

WEIGHTED AVERAGE NUMBER OF FULLY DILUTED
COMMON SHARES OUTSTANDING	8,999,309,761	6,913,003,091

The accompanying notes are an integral part of these consolidated financial statements.

5

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (RESTATED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

							(restated)
	(restated)	(restated)	(restated)	(restated)			Additional	(restated)
	Preferred Stock-Series A		Preferred Stock-Series B		Common Stock		paid-in	Accumulated	Treasury	(restated)
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Stock	Total

Balance, January 1, 2006	-	$-	-	$-	39,677,966	$39,678	$2,906,589	(2,977,934)	$(17,833)	$(49,500)

Stock conversion	-	-	2,611,000	2,611	(8,000,000)	(8,000)	5,389	-	-	-

Treasury Stock	-	-	-	-	15,025	15	(17,848)	-	17,833	-

Issuance of preferred stock	5,277,778	5,278	200,000	200	-	-	3,759,445	-	-	3,764,923

Conversion of preferred stock to common stock	(3,626)	(4)	-	-	1,631,700	1,632	(1,628)	-	-	-

Transfer to Liability	(5,274,152)	(5,274)	(2,811,000)	(2,811)	-	-	(3,759,445)	-	-	(3,767,530)

Net Income	-	-	-	-	-	-	-	78,642	-	78,642

Balance, December 31, 2006	-	-	-	-	33,324,691	33,325	2,892,502	(2,899,292)	-	26,535

Net Income	-	-	-	-	-	-	-	771,105	-	771,105

Balance, December 31, 2007	-	-	-	-	33,324,691	33,325	2,892,502	(2,128,187)	-	797,640

The accompanying notes are an integral part of these consolidated financial statements.

6

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED STATEMENT OF TEMPORARY STOCKHOLDERS' EQUITY (RESTATED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

					Additional	Additional
					paid-in	paid-in
	Preferred Stock-Series A		Preferred Stock-Series B		Capital	Capital
	Shares	Amount	Shares	Amount	Warrants	Preferred Stock	Total
Balance, January 1, 2006	-	$-	-	$-	$-	$-	$-

Balances, December 31, 2006	-	$-	-	$-	$-	$-	$-

Transfer from Liability	5,274,152	$5,274	2,811,000	$2,811	$843,272	$2,916,173	$3,767,530

Balances, December 31, 2007	5,274,152	$5,274	2,811,000	$2,811	$843,272	$2,916,173	$3,767,530

The accompanying notes are an integral part of these consolidated financial statements.

7

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	(restated)	(restated)
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$771,105	$78,642

Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	78,711	23,770

Changes in assets and liabilities:
Decrease (increase) in assets
Decrease (increase) in accounts receivable	(52,754)	328,888
(Increase) in inventory	(376,149)	(988,030)
Decrease (increase) in prepaid expenses and other assets	62,926	(52,980)
Decrease (increase) in security deposits	117,000	(129,300)

Increase (decrease) in liabilities
Increase (decrease) in accounts payable and accrued expenses	(861,433)	665,072
Increase in income taxes payable	328,517	34,839
Decrease in redeemable warrants	(50,000)	-
Total adjustments	(753,182)	(117,741)

Net cash provided by (used in) operating activities	17,923	(39,099)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(17,774)	(145,288)
Acquistion of Freundlich Supply Co. Inc.	-	(5,263,942)

Net cash (used in) investing activities	(17,774)	(5,409,230)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of preferred stock	-	4,750,000
Proceeds from convertible note	-	1,000,000
Retirement of Common stock	-	(550,000)
Expenses associated with the sale of common stock	-	(435,077)
Proceeds from issuance of short term loan payable - Greater Bay	387,466	-
Proceeds (payment) of principal of subordinated note payable	(300,000)	750,000

Net cash provided by financing activities	87,466	5,514,923

INCREASE IN CASH AND CASH EQUIVALENTS	87,615	66,594

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	67,094	500

CASH AND CASH EQUIVALENTS - END OF YEAR	$154,709	$67,094

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest expense	$250,686	$49,427
Income taxes paid	$125,398	$-

The accompanying notes are an integral part of these consolidated financial statements.

8

1. HISTORY AND NATURE OF BUSINESS

Precision Aerospace Components (Precision Aerospace or the “Company”) was previously known as Jordan 1 Holdings Company (“Jordan 1”) and was incorporated in Delaware on December 28, 2005.  Jordan 1 is the successor to Gasel Transportation Lines, Inc. ("Gasel"), an Ohio corporation that was organized under the laws of the State of Ohio on January 27, 1988.

Gasel was a trucking company that filed for bankruptcy in the Southern District of Ohio, Eastern Division, in May of 2003.  On December 12, 2005, a final plan of reorganization was approved by the court and the bankruptcy proceeding was dismissed.

On December 30, 2005, Gasel entered into a private sale of stock under a Stock Purchase Agreement with Venture Fund I, Inc., a Nevada corporation.

Subsequent to December 30, 2005, Jordan 1 did not engage in any business activity until July 20, 2006 when it entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”), pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc. (“Freundlich”)  The Company has received additional financing and has acquired assets which have a long history of profitable operations.  However, although the Company after the acquisition of the Freundlich Supply assets can not recognize the accumulated earnings which resulted from those assets prior to their sale, the Company is required to continue to recognize the accumulated deficit of $2,977,934 which it had as of December 31, 2005.  This deficit is the result of its prior and now discontinued operations.  The Company will not derive any tax benefit from this accumulated deficit.

The Company’s present sole operating subsidiary and sole source of revenues is Freundlich.

Freundlich is a stocking distributor of aerospace quality, internally-threaded fasteners.  The organization from which the operating assets were acquired was founded in 1938 and had been operating in its present business line since 1940.  The Company distributes high-quality, domestically-manufactured nut products that are used primarily for aerospace and military applications and for industrial/commercial applications that require a high level of certified and assured quality.  The Company’s products are manufactured, by others, to exacting specifications and are made from raw materials that provide strength and reliability required for aerospace applications.

Freundlich is a niche player in the North American aerospace fastener industry.  The Company currently focuses exclusively on aero-space quality nut products, serving as an authorized stocking distributor for seven of the premier nut manufacturers in the United States.

Freundlich is a one-stop source for standard, self-locking, semi-special and special nuts manufactured to several military, aerospace and equivalent specifications.  The Company maintains a large inventory of more than 7,000 SKUs comprised of more than 35 million parts of premium quality, brand name nut products.  Management believes that the Company's demonstrated ability to immediately fulfill a high percentage (approximately 45 percent) of customer orders from stock-on-hand gives Freundlich a distinct competitive advantage in the marketplace.  The Company sells its products pursuant to written purchase orders it receives from its customers.  All products are shipped via common carrier.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.  All inter-company accounts have been eliminated.

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flow, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of reserves for sales returns and allowances and net of provisions for doubtful accounts.  The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable.  The amount of the allowance is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends.  Based on management’s review of accounts receivable, no allowance for doubtful accounts is considered necessary.  The Company determines receivables to be past due based on the payment terms of original invoices.  Interest is not typically charged on past due receivables.

Allowance for doubtful accounts was $0 for December 31, 2007 and 2006, respectively.

Inventory

Inventory is stated at the lower of cost or market, utilizing the specific lot identification method (except as noted subsequently).  The Company is a distributor of goods that retain their value and may be purchased by its customers for an extended period of time.  The Company has adopted the convention that any Inventory item for which the Company has not had any transactions within the past five years shall be reduced to a zero value.  Inventory consists of finished goods for resale at December 31, 2007. The Company has not established a valuation allowance for inventory.  For the period ending January 1-December 31, 2007, the Company had $130,625 in inventory which became over five years without sale during the period and has been reduced to zero value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization.  The Company computes depreciation and amortization using the straight-line method over the estimated useful lives of the assets acquired as follows:

Warehouse equipment	5 years
Leasehold improvements	5 - 39 years **
Computers	5 years
Furniture and fixtures	7 years
Equipment	5 years

** Shorter of life or lease term.

The carrying amount of all long-lived assets is evaluated periodically to determine whether adjustment to the useful life or to the unamortized balance is warranted.  Such evaluation is based principally on the expected utilization of the long-lived assets.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 142 “Goodwill and Other Intangible Assets”.  This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, “Intangible Assets”.  It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition.  This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.  In conjunction with the purchase of Freundlich assets and acquisition of DFAS in July 2006 goodwill was recognized at $2,221,744.  Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. The Company tests for impairment on an annual basis.  The Company has determined that no impairment is needed at December 31, 2007.

Income Taxes

The Company accounts for income taxes in accordance with Statements of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income taxes and liabilities are computed annually for differences between the financial statement and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings per Common Share

Basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted average number of outstanding common shares during the year.  Basic earnings per share exclude any dilutive effects of options, warrants and other stock-based compensation, which are included in diluted earnings per share.

Revenue Recognition

Revenues are recognized when title, ownership and risk of loss pass to the customer.  A sale occurs at the time of shipment from the Company’s warehouse in Staten Island, New York, as the terms of the Company’s sales are FOB shipping point.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheet for cash, certificates of deposit, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of the financial instruments.

The Company believes that its indebtedness approximates fair value based on current yields for debt instruments with similar terms.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Sales to the United States Department of Defense (“DOD”) represented approximately 37 percent of our total sales.  No other customer accounted for greater than 10 percent of our total sales and the Company has no substantial concentrations of credit risk in its trade receivables.

Gross Profit

The Company determines its gross profit by subtracting cost of goods sold from sales.  Cost of goods sold includes the cost of the products sold and excludes costs for selling, general and administrative expenses, which are reported separately in the income statement.

Shipping and Handling Costs and Fees

The Company records freight cost on merchandise purchased to cost of goods.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” and permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that began after September 15, 2006. The implementation of this pronouncement had no impact on the Company’s financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under a transfer of the servicer’s financial assets that meets the requirements for sale accounting, a transfer of the servicer’s financial assets to a qualified special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. Additionally, SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose either the use of an amortization or fair value method for subsequent measurements, permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights and requires separate presentation of servicing assets and liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 is effective for transactions entered into after the beginning of the first fiscal year that began after September 15, 2006.  The implementation of this pronouncement had no impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

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2. Summary of Significant Accounting Policies (CONTINUED)

Recent Accounting Pronouncements (Continued)

The provisions of SFAS No. 157 should be applied prospectively.  Management believes this will have no material impact on Company’s financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which amends SFAS No. 87 “Employers’ Accounting for Pensions” (SFAS No. 87), SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (SFAS No. 88), SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (SFAS No. 106), and SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits (revised 2003)” (SFAS No. 132R). This Statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor’s year end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal year ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008.  The Company has no defined benefit pension plans at this time and therefore this pronouncement has no effect on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”).  Management believes this will have no material impact on Company’s financial condition and results of operations.

3. PROPERTY AND EQUIPMENT

	2007	2006

Furniture and fixtures	$2,392	$2,392
Equipment and other	354,184	336,409
Leasehold improvements	6,487	6,487
	363,063	345,288

Less accumated depreciation and amortization	(102,481)	(23,770)

Property and equipment, net	$260,582	$321,518

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4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2007 and 2006 consist of the following:

	2007	2006
Accounts payable	$525,407	1,251,878
Accrued expenses	81,220	216,181
Total	$606,627	1,468,059

5. COMMITMENTS AND CONTINGENCIES

The Company leases office space for its operations under a lease which expires July 20, 2008.  The lease has options for renewal.  The rental rate is $12,000 per month.

On March 14, 2007 the Company guaranteed the performance of Freundlich in connection with the agreement (entered into on the same date) between Freundlich and Greater Bay Business Funding (the “Agreement”).  The Agreement, which has a maturity date of March 13, 2008, provides for Freundlich to sell all of its accounts receivable to Greater Bay Business Funding in return for a revolving invoice funding facility which will allow Freundlich to receive up to one million dollars ($1,000,000).  The funds will be made available to Freundlich in accordance with an pre-determined formula which allows for the payment of up to eighty per-cent (80%) of eligible accounts.  Eligible accounts are those not outstanding for more than ninety (90) days.  The daily rate on the outstanding balance is the prime rate as existing from time to time plus four per cent (4%).  Freundlich is required to maintain a minimum daily outstanding advance balance of two hundred thousand dollars ($200,000).  The balance is secured by a first lien position on all of Freundlich’s assets.  This obligation was replaced on March 6, 2008.

6. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Significant components of the income tax provision for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Current:

Federal	$232,163	$29,613
State	106,379	5,226
City	117,017	-
Total Current income tax	455,559	34,839

Although the Company has a stockholders equity deficit of $2,128,187 there are no net operating losses available to be used against taxable income.

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7. EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE

Earnings per common and common equivalent share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.  At December 31, 2007 and 2006, the number of common shares was increased by the number of shares issuable upon the exercise of outstanding stock options and warrants and the conversion of Series A and Series B Preferred Stock and the convertible note.  In July 31, 2007 the conversion ratios of the Series A Preferred stock and the convertible note were adjusted.

The following data shows the amounts used in computing earnings per share (EPS) and the effect on income and the weighted average number of shares of dilutive potential common stock.

	December 31,
	2007	2006
Net income available to		(restated)
common stockholders used
in basic EPS and diluted EPS	$771,105	$78,642

Weighted average number of
common shares used in basic EPS	33,324,691	36,265,493

Effect of dilutive securities:
Stock options and warrants,
conversion of preferrred shares and note	8,965,985,070	6,876,737,598

Weighted average number of common
shares and dilutive potential common
stock used in diluted EPS	$8,999,309,761	$6,913,003,091

Fully diluted calculation as of December 31:	2007	2006

Common Stock	33,324,691	33,324,691

Series A convertible pfd stock (5,274,152 shares outstanding )	4,098,016,104	2,373,368,400
in 2007 each converts to 777 shares; in 2006 each converts to 450 shares

Series B convertible pfd stock (2,811,000 shares outstanding)	843,300,000	843,300,000
each converts to 300 shares; not convertible until after 150:1 reverse split

Convertible Note	862,068,966	500,000,000

Options	100,000	410,000

Warrants	200,000	300,000
Common Stock Purchase Warrant A	1,581,150,000	1,581,150,000
Common Stock Purchase Warrant B	1,581,150,000	1,581,150,000

Fully Diluted	8,999,309,761	6,913,003,091

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8. LONG-TERM DEBT AND LINE OF CREDIT

Long-term debt as of December 31, 2007 and 2006 consists of the following:

	2007	2006
$1,000,000 five year convertible unsecured term loan at a rate which was 14% and 12% on December 31, 2007 and 2006. Due 2011.	$1,000,000	$1,000,000

$750,000 subordinated term loan due April 30, 2009 secured by all assets equipment at a variable rate of Prime plus 1% (8.25% and 9.25% on December 31, 2007 and 2006).	450,000	750,000

Total debt	1,450,000	1,750,000

Less current portion	300,000	300,000

Long-term portion	$1,150,000	$1,450,000

Future principal payments on long-term debt for the next 5 years are as follows:

2008	$300,000
2009	150,000
2010	-
2011	1,000,000
2012 and thereafter	-

$1,450,000
Convertible Note

On July 20, 2006, the Company received $1,000,000 in return for issuing a $1,000,000 convertible note due July 20, 2011.  The note had an interest rate of 3% p.a. through December 2, 2006, and 12% p.a. through January 30, 2007, and thereafter to 14% p.a. through maturity.  The note also had a conversion feature.  The note had an original conversion price of $0.002 per share, subject to adjustment for failing to meet specific earnings in 2006 and 2007.  On July 31, 2007, the Company and the note holder agreed to a onetime adjustment of the conversion price to $0.00116 per share.  If the note could have been fully converted, after the adjustment the note could have been converted to 862,068,966 shares.

The note was paid in full without any conversion on March 31, 2008.

Line of Credit

$1,000,000 available to draw revolving invoice credit facility.  Availability of payment of up to eighty (80) per-cent of eligible accounts. The balance is secured by a first lien position on all of Freundlich’s assets at a variable rate of Prime plus 4% (11.25% on December 31, 2007). The facility is due as of March 13, 2008.  As of December 31, 2007 and 2006, $387,466 and $0 was outstanding.  The line was replaced in March, 2008.

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9. ACQUISITION

On July 20, 2006, the Company acquired all the assets and certain liabilities of Freundlich Supply, a New York corporation which operated as a distributor of fasteners to the aerospace industry.  The purchase price totaled $6,066,930, consisting of the original purchase price of $5,000,000 plus $263,943 working capital adjustment and liabilities assumed of $802,987.  The asset purchase agreement provided that the purchase price would be adjusted to the extent of the Seller’s net working capital (defined as the excess of accounts receivable, inventory and prepaid expenses over accounts payable and accrued expenses) exceeded, or was less than, $2,280,000 at closing.  Net working capital totaled $2,543,943 at closing, and accordingly, the purchase price was increased by $263,943.
The acquisition was recorded by allocating the cost of the assets acquired and liabilities assumed based upon their estimated fair value at the acquisition date.  The excess of the cost of the acquisition over the net of the amounts assigned to the fair value of the assets acquired and the liabilities assumed was recorded as goodwill.
The fair value of the assets and liabilities was determined and the purchase price was allocated as follows:

Accounts receivable	$1,113,686
Inventory	2,521,153
Prepaid expenses	9,946
Deposits	400
Furniture and equipment	200,000
Goodwill	2,221,745
Allocation of Purchase Price	6,066,930

Accounts payable	(779,005)
Accrued expenses	(23,982)
Liabilities Assumed	(802,987)

Net Purchase Price	$5,263,943

The Company acquired the Freundlich Assets in a series of transactions which occurred on the same date.

The events were:

1.	The Company acquired DFAC in a stock for stock transaction

The July 20, 2006 asset purchase of the Freundlich assets were the result of the Company entering into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the shares of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), in return for 21,000,000 shares of the Company’s common stock and 2,611,000 shares of the Company’s Class B convertible preferred stock.  The Company’s Class B convertible preferred stock automatically converts into post 150:1 reverse split common stock in an amount equal to 783,300,000 shares of the Company’s presently existing common stock which would no longer be existing since the conversion cannot occur prior to the 150:1 reverse split discussed below. (At the time of the reverse split and not before, the Company’s Class B convertible preferred stock will convert to 5,222,000 shares of the Company’s post 150:1 reverse split common stock.)

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2.	The Company received financing

The Investors in the Security Purchase Agreement provided the Company financing of $5,750,000.  In return the Company issued (a) a $1 Million convertible note which has subsequently been repaid without conversion; (b) 5,277,778 shares of series A Preferred stock each originally convertible into 450 shares (3 post 150:1 reverse split shares) of the Company’s common stock and presently convertible into 777 shares (5.18 post 150:1 reverse split shares) of the Company’s common stock; (c) 10,541,000 Series A warrants convertible into 1,581,150,000 shares of the Company’s common stock at an original exercise price of .00233 per share which has been adjusted to .00135 per share (10,541,000 post 150:1 reverse split shares at an original exercise price of $0.35 per share which has been adjusted to $.203 per share) and (d) 10,541,000 Series B warrants convertible into 1,581,150,000 shares of the Company’s common stock at an original exercise price of .004 per share which has been adjusted to .00231 per share (10,541,000 post 150:1 reverse split shares of the Company’s common stock at an original exercise price of $0.60 per share which has been adjusted to $0.347 per share).  Other than standard adjustment terms there are no other adjustment terms for either the Preferred stock or the warrants.  At the date of the financing the Company’s shares, according to MarketWatch.com traded at $0.0001 per share.  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  The Company then caused its subsidiary, DFAC to carry out the asset purchase agreement as described below.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Co., Inc. (“Freundlich”).

The adjusted conversion terms and prices shown above are a result of the Company, on July 31, 2007, negotiating adjustments to fix the conversion ratio or prices for the securities.  While there are no reported prices on Marketwatch.com on the date of the adjustment, the reported price on the prior day was $0.04.  The Securities Purchase Agreement required that the ratio or prices be the adjusted by the percentage shortfall of certain pre-tax income milestones to be reached by the Company in years 2006 and 2007.  Due to these contingencies (possible reduction of conversion prices), the Company’s preferred A stock and warrants were, for GAAP accounting, liabilities at the time of issuance.  Upon the fixing of the prices, in 2007, these preferred shares and warrants were classified as temporary equity because the Company is not authorized to issue a sufficient number of shares if the preferred A shares were converted to common stock or the warrants were exercised for common stock.  No benefit on conversion was recognized as the conversion price of the stock was at or greater than market value on the day immediately before the conversion price was fixed and this was the last reported quote, there being no quote on the date of the fixing of the conversion price.

The Securities Purchase Agreement requires the Company to accomplish a 150:1 reverse split of its common stock; originally to have been accomplished by November 2006, this requirement has been extended several times, without additional consideration, and is now to occur by December 15, 2008 (subsequent to the date covered by this report the date has been further extended to December 15, 2009).  In the event the Company does not timely accomplish the 150:1 reverse split it may have to pay a penalty of $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.

3.	DFAC acquired the assets of Freundlich

Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc., described above (“Freundlich Supply”), pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  The Securities Purchase Agreement requires the Company to accomplish a 150:1 reverse split of its common stock; originally to have been accomplished by November 2006, this requirement has been extended several times, without additional consideration, and is now to occur by December 15, 2008 (subsequent to the date of covered by this report the date has been further extended to December 15, 2009).  (In the event the Company does not timely accomplish the 150:1 reverse split it may have to pay a penalty of $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.)

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10. STOCK OPTIONS

The Company had adopted a stock option plan, which provided for the granting of options to certain officers, directors and key employees of the Company.  Currently, options for 100,000 shares of common stock have been issued under this plan and remain outstanding.  The option price, number of shares and grant date were determined at the discretion of the Company's board of directors.  Grantees vested in the options at the date of the grant.  The exercise price of each option that has been granted under the plan equals 100% of the market price of the Company’s stock on the date of the grant.  Options under this plan vest on the grant date and are exercisable for a period not to exceed 10 years from the option grant date.  Options are non-transferable.  A summary of the status of the Company’s stock option plan as of December 31, 2007 and 2006, and changes during the years then ended is presented below:

	2007		2006
	Weighted Average Exercise		Weighted Average Exercise
	Options	Price	Options	Price

Outstanding at beginning of year	410,000	$0.70	410,000	$0.70

Granted	-		-

Exercise	-		-

Forfeited	310,000	0.81	-

Outstanding at end of year	100,000	$0.35	410,000	$0.70

Exercisable at end of year	100,000		410,000

Weighted average fair value of options granted during the period - none granted	-	$-	-	$-

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10. STOCK OPTIONS (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2007.

	Weighted
Range of exercise prices	Number outstanding at 12/31/07	Average remaining contractual life	Weighted average exercise price	Number exercisable at 12/31/07

$0.35	100,000	$4.58	$0.35	100,000

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions may materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.  There were no options granted during the year ended December 31, 2007; therefore, no pro forma presentations are required.

11.  WARRANTS

As part of the December, 2000 acquisition of the freight transport and freight brokerage business of Eagle Transportation Services, Inc., and Eagle Transport, Inc., the Sellers were granted warrants to purchase 100,000 shares of common stock at $2.50 per share and 75,000 shares of common stock at $3.00 per share, exercisable after one year and expiring in 10 years (2010).

On August 5, 2002, Gasel and S. Gene Thompson executed an Employment Agreement outlining the terms and conditions of Mr. Thompson’s employment as Vice President and Chief Financial Officer.  In accordance with the terms of this agreement, Mr. Thompson was given 25,000 shares of common stock, no par value, of the Company; warrants to purchase an additional 25,000 shares of common stock, no par value, of Gasel at an exercise price of $.35 per share; and will receive additional warrants to purchase 50,000 shares of common stock in the future at the market price effective on the grant dates, which were to be given on January 1, 2003 and January 2, 2004.  The warrants may be exercised at any time within a 10-year period after the date of issuance.  In the event the Company shall terminate Mr. Thompson’s employment prior to the end of the three year term, or should Gasel enter into a merger or other combination with another company, then the grant date of future warrants shall be accelerated to the date of such merger, combination or termination.

In connection with the Securities Purchase Agreement of July 20, 2006, (the “SPA”) the Company issued 5 year warrants to purchase 1,581,150,000 shares of the Company’s common stock at $0.002333 per share; and 1,581,150,000 shares of the Company’s common stock at $0.004 per share..At issuance the warrants exercise prices would have been adjusted downward if specified earnings were not achieved.  On July 31, 2007 the Company and the investors under the SPA agreed to eliminate the price adjustment feature (the Company having missed the 1st year target and enroute to missing the 2nd year) and modify the exercise price of the warrants to be fixed at $.001353 and $.0023133 respectively.  Upon the renegotiation of the exercise price, the variable nature of the exercise price was eliminated.  Consequently, the warrants could be treated in the way that the investing public normally views warrants – as a form of equity and not as a liability-since the variables were removed.  The Company does not have sufficient authorized shares (only 100,000,000 shares are authorized) to enable full exercise of the warrants.

The Company, in connection with the Securities Purchase Agreement of July 20, 2006, calculated the fair value of the warrants issued using a Black-Scholes valuation model, in which Management considered all the facts and circumstances of this equity instrument and has deemed the use of a Black-Scholes formula to estimate the fair value of the warrants to be appropriate and consistent with the measurement objectives of the accounting standards.

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11.  WARRANTS (CONTINUED)

The factors used by the Company in determining fair value were: closing stock price on Yahoo.finance at the date of the issuance ($0.04), the exercise prices ($.00233 and $0.004), the expected life in years (5 years), the historical volatility of 418.05% was determined by observing the stock price on the issue date and the same date of the eleven prior months, and the discount rate utilized was 2.25%.  These factors yielded fair values of $421,636 for each of the warrants issued, a sum of $843,272.

	2007		2006
	Weighted Average Exercise Shares	Price	Weighted Average Exercise Shares	Price

Outstanding at Beginning of year	3,162,600,000	$0.00183	300,000	$1.61

Granted (A)	-		3,162,300,000	0.0032

Exercise	-		-

Expired	(100,000)		-

Outstanding at end of year	3,162,500,000		3,162,600,000

Warrants exercisable at year end	3,162,500,000		3,162,600,000

(A) -Cannot be fully exercised until the Company completes its 150:1 reverse conversion.

12.  SUBSEQUENT EVENTS

On January 8, 2008, the Company was notified of the dismissal of the complaint (the “Complaint”), without prejudice, by the United States District Court for the Eastern District of Pennsylvania, which had been filed against the Company, its directors and a major investor, by Robert Moyer, its former president and chief executive officer, on March 23, 2007, alleging breach of employment contract, violation of the New York Payment of Wages Law, wrongful discharge, unjust enrichment and civil conspiracy, all arising out of Moyer’s discharge.

As of February 26, 2008 the Company’s common stock was re-listed on the OTC Bulletin Board, this removes the adverse impact the delisting of the securities had on the market liquidity for the Company’s securities.

On March 6, 2008, the Company guaranteed the performance of Freundlich in connection with the agreement, entered into on the same date, between Freundlich and Israel Discount Bank of New York (the “Successor Agreement”).  The Successor Agreement, which has a maturity date of January 31, 2009, establishes a revolving funding facility which will allow Freundlich to receive up to three (3) million dollars.  The funds will be made available to Freundlich in accordance with an advance formula which allows for the payment of up to Seventy-five (75) per-cent of eligible accounts and fifty (50) per-cent of eligible inventory, up to a maximum inventory advance amount of two million five hundred thousand dollars ($2,500,000).  Eligible accounts are those domestic accounts not outstanding for more than one hundred twenty (120) days and eligible inventory is inventory as determined by the bank, presently

21

12.  SUBSEQUENT EVENTS (CONTINUED)

that which has had sales within the preceding sixty (60) months.  The daily rate on the outstanding balance will be, at the Company’s option, the prime rate plus one (1) per cent or LIBOR plus three and three quarters (3.75) per cent.  The balance is secured by a first lien position on all of Freundlich’s assets.

13. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

The Company is restating its financial statements and disclosures to reflect an effective date of July 20, 2006, for the acquisition of Freundlich Supply Company.  The Company previously reported all financial activity  for the period of July 1, 2006 to July 19, 2006 in its originally filed Form 10-KSB for the year ended December 31, 2006.  This error caused revenues for 2006 to be overstated by $735,675, cost of sales to be overstated by $514,305 and goodwill to be overstated by $221,370.

Additionally, the Company’s Balance Sheet for 2006 has been revised to reclassify all of the Company’s Series A Preferred Stock and its Warrants issued in connection with the acquisition as Liabilities because they had possible contingent changes to their conversion or exercise prices.  These contingencies were removed by the negotiation of agreement to fix the conversion and exercise prices on July 31, 2007.  Upon the fixing of the prices, in 2007, these preferred shares and warrants were reclassified as temporary equity because the Company is not authorized to issue a sufficient number of shares if the preferred A shares were converted to common stock or the warrants were exercised for common stock.  These changes to the information included in the report have no impact on the Company’s operations or financial status, either at December 31, 2006 or 2007 or subsequently.

22

23

24

Exhibit 31.1
Certification
I, Andrew S. Prince, certify that:

1.	I have reviewed this Annual Report on Form 10-KSB/A of Precision Aerospace Components, Inc. (the “Company”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
As the Company’s sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

d.
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.
As the Company’s sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ Andrew S. Prince

Andrew S. Prince
President and Chief Executive Officer

Date: October 2, 2009

Exhibit 31.2
Certification
I, Andrew S. Prince, certify that:

1.	I have reviewed this Annual Report on Form 10-KSB/A of Precision Aerospace Components, Inc. (the “Company”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
As the Company’s sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

d.
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.
As the Company’s sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ Andrew S. Prince

Andrew S. Prince
President and Chief Executive Officer

Date: October 2, 2009

Exhibit 32.1
Certifications Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

In connection with the Annual Report (the “Report”) of Precision Aerospace Components, Inc. (the “Company”) on Form 10-KSB/A for the period ended December 31, 2007, as filed with the Securities and Exchange Commission, Andrew S. Prince, Chief Executive Officer and Chief Financial Officer of the Company, does hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	the report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Andrew S. Prince

Andrew S. Prince
President and Chief Executive Officer

Date:  October 2, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K/A

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
or

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________________ to________________________________________

Commission File Number________________________________________________________________________________

Precision Aerospace Components, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-4763096
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

2200 Arthur Kill Road
Staten Island, New York 10309-1202
(Address of Principal Executive Offices)

(718)-356-1500
(Issuer’s Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None

Securities registered pursuant to section 12(g) of the Act:
Common Stock	OTC:BB

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                Yes [   ] No [XX]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [   ] No [   ]
Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes [ XX ] No [  ]

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K (229.405 of this chapter)is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K.  Yes [  ] No [XX]

Indicate by check mark whether the registrants is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [XX]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [  ] Yes     [XX ] No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.  $392,600

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY
PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.              [XX] Yes        [  ] No

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)
Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of March 15, 2009  33,324,691.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Pat II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933.  The listed documents should be clearly for identification purposes (e.g., annual report to security holders for fiscal year ended December 24, 1980).

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PART I

INTRODUCTORY NOTE

PURPOSE OF THIS AMENDED ANNUAL REPORT ON FORM 10-K/A

The Company is restating it's financial statements and disclosures to expand certain Company disclosures. These changes to the information included in the report have no impact on the Company's operations or financial status.

FORWARD-LOOKING STATEMENTS

This Form 10-K/A contains "forward-looking statements" relating to Precision Aerospace Components, Inc. (the "Company") which represent the Company's current expectations or beliefs including, but not limited to, statements concerning the Company's operations, performance, financial condition and growth.  For this purpose, any statements contained in this Form 10-K/A that are not statements of historical fact are forward-looking statements.  Without limiting the generality of the foregoing, words such as "may", "anticipate", "intend", "could", "estimate", or "continue" or the negative or other comparable terminology are intended to identify forward-looking statements.  These statements by their nature involve substantial risks and uncertainties, such as credit losses, dependence on management and key personnel, variability of quarterly results, and the ability of the Company to continue its growth strategy and the Company’s competition, certain of which are beyond the Company's control.  Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, or any of the other risks herein occur, actual outcomes and results could differ materially from those indicated in the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 1. DESCRIPTION OF BUSINESS

DESCRIPTION OF PRECISION AEROSPACE COMPONENTS’ BUSINESS

Organizational History

Precision Aerospace Components (Precision Aerospace or the “Company”) was previously known as Jordan 1 Holdings Company (“Jordan 1”) and was incorporated in Delaware on December 28, 2005.  Jordan 1 is the successor to Gasel Transportation Lines, Inc. ("Gasel"), an Ohio corporation that was organized under the laws of the State of Ohio on January 27, 1988.

Gasel was a trucking company that filed for bankruptcy in the Southern District of Ohio, Eastern Division, in May 2003.  On December 12, 2005, a final plan of reorganization was approved by the court and the bankruptcy proceeding was dismissed.

On December 30, 2005, Gasel entered into a private sale of stock under a Stock Purchase Agreement with Venture Fund I, Inc., a Nevada corporation owned and controlled by accredited investor Ruth Shepley (“Shepley”), of Houston, Texas.  Under the terms of the Stock Purchase Agreement, Shepley purchased 29,000,000 shares of restricted common stock for a purchase price of $100,000.

Subsequent to December 30, 2005, Jordan 1 did not engage in any business activity until July 20, 2006 when it entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”) pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc. (“Freundlich”).

3

The Company’s present sole operating subsidiary and sole source of revenues is Freundlich.

Overview of Business

Freundlich and through it the Company is a stocking distributor of aerospace quality, internally-threaded fasteners.  The organization from which the operating assets were acquired, Freundlich Supply, was founded in 1938 and had been operating in its present business line since 1940.  The Company distributes high-quality, domestically-manufactured nut products that are used primarily for aerospace and military applications and for industrial/commercial applications that require a high level of certified and assured quality.  The Company’s products are manufactured, by others, to exacting specifications and are made from raw materials that provide the strength and reliability required for aerospace applications.

Freundlich is a niche player in the North American aerospace fastener industry.  Freundlich currently focuses on aero-space and nuclear quality nut products, serving as an authorized stocking distributor for seven of the premier nut manufacturers in the United States.

Freundlich is a one-stop source for standard, self-locking, semi-special and special nuts manufactured to several military, aerospace and equivalent specifications.  Freundlich maintains a large inventory of more than 6,400 SKUs comprised of more than 21 million parts of premium quality, brand name nut products. Management believes that Freundlich’s demonstrated ability to immediately fulfill a high percentage (over 50 percent) of customer orders from stock-on-hand gives Freundlich a distinct competitive advantage in the marketplace.  Freundlich sells its products pursuant to written purchase orders it receives from its customers.  All products are shipped via common carrier.

Industry Overview

The fastener distribution industry is highly fragmented.  No one company holds a dominant position.  This is primarily caused by the varied uses of fasteners and the size of the industry.  Freundlich competes with the numerous fastener distributors which serve as authorized stocking distributors for the seven nut manufacturers in the Freundlich supplier base.  Freundlich believes that the depth of its 6,400 SKU inventory represents a competitive advantage.  As a stocking distributor, Freundlich has employed a business model of maintaining levels of inventory on hand or on order with its suppliers that can satisfy its customers’ projected needs.  While this business model has allowed Freundlich to mitigate the supply shortage suffered by the industry, the extremely long supply times are creating challenges and creating shortages at Freundlich.  Regulatory requirements which require manufacturer certifications create a barrier to new supplier entry into the aerospace fastener manufacturing business beyond the usual investment and patent barriers faced by new entrants to other industries.  Certain domestic manufacturing capacity was eliminated during a post-9/11 downturn in the aerospace industry.  The industry began a turnaround in 2004, driven by increased levels of defense spending and increased commercial demand caused by new orders received by Boeing Company and others.  The continuing increased demand has exceeded the manufacturing capacity of qualified manufacturers.  Through the middle of this year, manufacturing lead times have continued to increase, as have prices.  As the year was ending, the lead times appear to be stabilizing albeit at long periods, in some cases in excess of a year.  After close of the year lead times started to slightly decrease.  Prices of finished product are yet to reflect the reported declines in raw material costs.

Inventory

As a stocking distributor, Freundlich attempts to maintain levels of inventory on hand or on order to satisfy its customers’ projected needs.  Freundlich has approximately 6,400 different types of nuts in its inventory, comprised of more than 21 million parts of premium quality, brand name nut products.  Freundlich’s primary suppliers include the following:

SPS Technologies
Greer Stop Nut
Republic Fastener Mfg. Corp

4

MacLean-ESNA
Alcoa Fastening Systems
Bristol Industries Inc.
Abbott-Interfast Corporation

Customers

In 2008, Freundlich Supply sold approximately 48% of its products to the United States Department of Defense.  All of these products were sold for maintenance, repair and operations functions, were shipped to various government installations across the United States and were sold for many different government programs.  For 2007, sales to the United States Department of Defense represented approximately 37% of total sales.

Freundlich’s commercial customers include original equipment manufacturers, repair facilities and other distributors.  Other than the sales to the United States Department of Defense, no one customer represented more than 10 percent of total sales in 2008 or 2007.

Competition

The fastener distribution industry is highly fragmented.  No one company holds a dominant position.  This is primarily caused by the varied uses of fasteners and the size of the industry.  The Company competes with the numerous fastener distributors which serve as authorized stocking distributors for the seven nut manufacturers in the Company's supplier base. The Company believes that the depth of its 6,400 SKU inventory represents a competitive advantage.

Few barriers to entry exist for fastener distributors generally.  However, the business model employed by Freundlich promotes competitive differences favoring Freundlich and collectively not generally seen in the industry.

Freundlich’s quality system is certified to AS9100:2004 and ISO 9001:2000 quality measures.  Since quality is an important measure of aerospace suppliers, Freundlich strives to maintain its quality system to the highest standards in the industry.

As an authorized stocking distributor for the premier domestic manufacturers, Freundlich is able to maintain relationships with customers not generally available to the industry.  Most manufacturers are not expanding their network of authorized distributors.

As a certified government supplier, i.e. because it is listed on the “Qualified Supplier/Manufacturer List,” Freundlich does not have to compete with companies not so listed.

Government Regulation

Freundlich is approved as a “qualified supplier” by the United States Department of Defense, and, as such, can provide certain critical parts that other suppliers not so approved cannot supply.

The Fastener Quality Act (“FQA”) and its implementing regulations issued by the United States Department of Commerce require certain distributors of fasteners to, among other things, maintain lot traceability for all of its products sold.  This requires that companies like Freundlich keep their books and records such that they can trace the origin of each item sold to the manufacturer from which the item was purchased.  The FQA imposes additional requirements on the manufacturers of subject parts and on the users.  Because of the demands of the industry, its customers, and its own quality systems, Freundlich maintains strict lot traceability for each item in inventory, and has done so for many years.

Employees

Freundlich has 17 employees, all of whom are full time employees.  We believe our employee relations are very good.

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ITEM 1A RISK FACTORS

An investment in our securities involves a high degree of risk. We are subject to various risks that may materially harm our business, financial condition and results of operations.  An investor should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our securities.  If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline.  You should only purchase our securities if you can afford to suffer the loss of your entire investment.

RISKS RELATED TO OUR BUSINESS

Fluctuations in our operating results and announcements and developments concerning our business affect our stock price.

Our quarterly operating results, the number of stockholders desiring to sell their shares, changes in general economic conditions and the financial markets, the execution of new contracts and the completion of existing agreements and other developments affecting us, could cause the market price of our common stock to fluctuate substantially.

As a result of the acquisition, our expenses have increased significantly.

Following the 2006 acquisition, our ongoing expenses have increased significantly, these include ongoing public company expenses, such as increased legal and accounting, administrative (including directors and insurance) expenses and the requirement that we register the shares of common stock issued underlying the preferred stock and warrants issued to Barron Partners LP, as well as expenses incurred in complying with the internal controls requirements of the Sarbanes-Oxley Act, and obligations incurred in connection with the acquisition.  Our failure to generate sufficient revenue and gross profit could result in reduced profits or losses as a result of the additional expenses and our failure to be able to meet our payment obligations could result in default under our obligations.

We may not be able to obtain necessary additional capital which could adversely impact our operations.

Unless the Company can increase its investment in inventory and meet operational expenses with the existing sources of funds we have available, we may need access to additional financing to grow our sales.  Such additional financing, whether from external sources or related parties, may not be available if needed or on favorable terms.  Our inability to obtain adequate financing will adversely affect the Company’s pace of business operations or could create liquidity and cash flow problems.  This could be materially harmful to our business and may result in a lower stock price.

Our officers and directors are involved in other businesses which may cause them to devote less time to our business.

Our officers' and directors' involvement with other businesses may cause them to allocate their time and services between us and other entities.  Consequently, they may give priority to other matters over our needs which may materially cause us to lose their services temporarily which could affect our operations and profitability.

We could fail to attract or retain key personnel, which could be detrimental to our operations

Our success largely depends on the efforts and abilities of key executives, employees and consultants.  The loss of the services of a key executive, employee or consultant could materially harm our business because of the cost and time necessary to replace and train a replacement.  Such a loss would also divert management attention away from operational issues.  To the extent that we are smaller than our competitors and have fewer resources, we may not be able to attract the sufficient number and quality of staff.

We may not be able to grow through acquisitions.

6

In addition to our planned growth through the development of our business, an important part of our growth strategy is to expand our business and to acquire other businesses in related industries.  Such acquisitions may be made with cash or our securities or a combination of cash and securities.  If our stock price is less than the exercise price of the outstanding warrants, it is not likely that that warrants will be exercised at their present exercise price.  To the extent that we require cash, we may have to borrow the funds or sell equity securities.  Any issuance of equity as a portion of the purchase price or any sale of equity, to the extent that we are able to sell equity, to raise funds to enable us to pay the purchase price would result in dilution to our stockholders.  We have no commitments from any financing source and we may not be able to raise any cash necessary to complete an acquisition.  If we fail to make any acquisitions, our future growth may be limited.  As of the date of this report, we do not have any agreement as to any acquisition. Further, any acquisition may be subject to government regulations.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions, we could have difficulty integrating the acquired companies’ personnel and operations with our own.  In addition, the key personnel of the acquired business may not be willing to work for us.  We cannot predict the affect expansion may have on our core business.  Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses.  In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

the difficulty of integrating acquired products, services or operations;
the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;
the difficulty of incorporating acquired rights or products into our existing business;
difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities;
difficulties in maintaining uniform standards, controls, procedures and policies;
the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;
the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;
the effect of any government regulations which relate to the business acquired; and
potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing or sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with these acquisitions, many of which cannot be presently identified.  These risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

7

We may be required to pay liquidated damages if our board does not consist of a majority of independent directors.

Our Securities Purchase Agreement with Barron Partners LP and Richard Henri Kreger requires us to (i) appoint such number of independent directors that would result in a majority of our directors being independent directors, (ii) have an audit committee that is composed solely of independent directors and (iii) have a compensation committee that is composed of a majority of independent directors.  Our failure to maintain these requirements would results in our payment of liquidated damages that are payable in cash or by the issuance of additional shares of series A preferred stock at the election of the investors.

We are dependent on a few major industries.

We are dependent on the aerospace and defense industries for a majority of our revenue and, as a result, our business will be negatively impacted by any decline in those industries.

We face risks relating to government contracts.

There are inherent risks in contracting with the U.S. government, including risks that are peculiar to the defense industry, which could have a material adverse effect on our business, prospects, financial condition and operating results, including changes in the department of defense’s procurement policies and requirements.

RISKS RELATING TO OUR CURRENT FINANCING ARRANGEMENT

There are a large number of shares underlying our series A and B convertible preferred stock and our warrants that may be available for future sale and the sale of these shares may depress the market price of our common stock. Currently, the Company is not authorized to issue a sufficient number of shares if the preferred shares were converted to common stock or the warrants were exercised for common stock.

The Company entered into a Securities Purchase Agreement with Barron Partners LP and Richard Henri Kreger (the “Investors”) pursuant to which the Investors purchased and as of Dec 31, 2008 held: (a) 5,274,152 shares of the Company’s series A convertible preferred stock (the “series A preferred stock”) which, are convertible into 4,098,016,050 shares of the Company’s common stock; (b) warrants to purchase 1,581,150,000 shares of the Company’s common stock at $0.00135 per share; and (c) 1,581,150,000 shares of the Company’s common stock at $0.00231 per share..

Additionally, all 2,811,000 shares of the Company’s series B convertible preferred stock convert into 843,300,000 common shares, however these shares cannot be converted until the stock Reverse Split described below.

The Securities Purchase Agreement provides that the Company will have filed a restated certificate of incorporation that will (i) change the authorized capital stock to 10,000,000 shares of preferred stock and 90,000,000 shares of common stock and (ii) effect a one-for-150 reverse split of the common stock (the “Reverse Split”).  The total number of shares, upon full conversion of all securities which could be converted to common stock of the Company without giving effect to the Reverse Split or presently authorized shares, would be 8,774,196,464 shares.  The Company presently has an authorized common stock limit of 100,000,000 shares.  As a result, the Investors will not have the ability to convert the series A preferred stock or exercise the warrants in full unless the Reverse Split is effected.  The Investors have agreed to extend that the date of the Reverse Split to December 15, 2009.  If the Reverse Split is not effective on or prior to December 15, 2009, the Company is required to pay the investors liquidated damages in an amount equal to 5% of the investment made by the investors, which would be $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.

The sale of these shares may adversely affect the market price of our common stock.

The terms of our Securities Purchase Agreement may restrict our ability to obtain necessary financing and could impede us from using our securities as consideration in contracts related to our operations.

8

Under the Securities Purchase Agreement, we are restricted, during the three year period commencing on the date of the agreement or such earlier time as the investors have sold certain of their securities, (i) from issuing or selling any of our common stock either (A) at a conversion, exercise or exchange rate or other price that is based upon and or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or content events directly or indirectly related to the business of the Company or the market for the Common stock, or (ii) in a transaction in which the Company issues or sells any securities in a capital raising transaction or series of related transactions which grants to an investor the right to receive additional shares based upon future transactions of the Company on terms which are more favorable to the Investors than the terms initially provided to the investor in its initial securities purchase agreement with the Company.  In addition, the Company is restricted from issuing Preferred Stock and Convertible Debt.  Further, each investor through the Securities Purchase Agreement has a right of first refusal in subsequent private placements of securities on a pro rata basis to the investor’s holdings in the total post financing total fully diluted shares of the Company.  These restrictions could impede us from using our securities as consideration in contracts related to our operations, including, but not limited to, common stock issued to consultants and vendors and obtaining additional financing.  This may force us to use our limited cash to pay third parties as opposed to issue our securities and may also lead to certain parties deciding to not enter into contracts with us to provide us with necessary financing.  If we have difficulty in entering into contracts related to our operations or obtaining additional financing, we may be forced to curtail our business operations.

RISKS RELATING TO OUR COMMON STOCK

If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to sell our securities and the ability of stockholder to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board.  If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board.  As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Our common stock may be affected by limited trading volume and the price of our shares may fluctuate significantly, which cumulatively may affect shareholders' ability to sell shares of our common stock

There has been a limited public market for our common stock.  A more active trading market for our common stock may not develop.  An absence of an active trading market could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all.  Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance.  In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.  These factors may negatively impact shareholders' ability to sell shares of the Company's common stock.

Our common stock may be affected by sales of short sellers, which may affect shareholders' ability to sell shares of our common stock

As stated above, our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations.  These fluctuations could cause short sellers to enter the market from time to time in the belief that the Company will have poor results in the future.  The market for our stock may not be stable or appreciate over time and the sale of our common stock may negatively impact shareholders' ability to sell shares of the Company's common stock.

9

Because we may be subject to the “penny stock” rules, our investors may have difficulty in selling their shares of our common stock.

“Penny Stock” are shares of stock:

With a price of less than $5.00 per share;

That are not traded on a "recognized" national exchange;

Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or

Of issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Our Common Stock is presently deemed to be Penny Stock.

If our stock price continues to be less than $5.00 per share, our stock may be subject to the SEC’s penny stock rules, (Rule 3a51-1 promulgated under the Securities Exchange Act of 1934) which impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors.  These requirements may reduce the potential market for our common stock by reducing the number of potential investors.  This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them.  This could cause our stock price to decline.

Broker-dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks.  Moreover, broker-dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

This may make it more difficult for investors to sell their shares due to suitability requirements.

The protection provided by the federal securities laws relating to forward looking statements does not presently apply to us since our shares are Penny Stock shares.

Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks.  As a result, as long as our shares continue to be a Penny Stock, we will not have the benefit of this safe harbor protection in the event of any proceeding based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

10

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.  If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.  Section 404 of the Sarbanes-Oxley Act requires increased control over financial reporting requirements, including documentation and testing of our internal control procedures in order to satisfy its requirements, annual management assessments of the effectiveness of such internal controls and a report by our independent certified public accounting firm addressing these assessments.  This section may become fully applicable to us in the future resulting in significantly increased cost due to the additional third party report required.  Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

The Chairman of our board of directors will own a controlling interest in our voting stock following the completion of a proposed 1-for-150 reverse split.

The chairman of our board of directors, Alexander Kreger, will own approximately 53% of our outstanding common stock immediately following the completion of our proposed 1-for-150 reverse split.  As a result, Mr. Kreger will have the ability to control substantially all matters submitted to our stockholders for approval, including:

election of our board of directors;
removal of any of our directors;
amendment of our certificate of incorporation or bylaws; and
adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

ITEM 2.  DESCRIPTION OF PROPERTY

Our principal executive office and the offices and distribution center of Freundlich is located at 2200 Arthur Kill Road, Staten Island, New York 10309.  The space is leased, pursuant to a triple net lease, by the Company through July 2013.  The space is leased for approximately $12,400 per month.  We have an option to extend our lease for this space and the Company can terminate the lease upon six months notice.  The approximately 18,000 square foot building is constructed from brick and cinder block and is maintained in excellent condition.  The space is sufficient for our present and anticipated needs.

ITEM 3.  LEGAL PROCEEDINGS

None

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

11

PART II

ITEM 5.  MARKET FOR PRECISION AEROSPACE COMPONENTS, INC.'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock currently trades on the OTC:BB under the trading symbol "PAOS.OB".

The following table sets forth the highest and lowest bid prices for the common stock for each calendar quarter and subsequent interim period since January 1, 2007 as reported on the web site Big Charts.  It represents inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

	PRICES
	HIGH	LOW
2007
First Quarter	$0.03	$0.007
Second Quarter	$0.09	$0.023
Third Quarter	$0.05	$0.03
Fourth Quarter	$0.035	$0.008

2008
First Quarter	$0.017	$0.01
Second Quarter	$0.09	$0.023
Third Quarter	$0.05	$0.023
Fourth Quarter	$0.035	$0.008

The Company presently is authorized to issue 100,000,000 shares of common stock with a $0.001 par value.  As of February 13, 2009, there were 78 holders of record of the Company's common stock and 33,324,691 shares issued and outstanding.

The Company is authorized to issue 10,000,000 shares of preferred stock with a $0.001 par value. As of February 13, 2009, there were 2 holders of record and 5,274,152 shares of series A convertible preferred stock outstanding, each of which is convertible into 777 shares of the Company’s common stock and there were 5 holders of record and 2,811,000 shares of series B convertible preferred stock outstanding each of which would be convertible into 300 shares of the Company’s common stock.  (These shares convert automatically upon the reverse split described herein into 2 shares of the Company’s post split common stock.)

Dividends

Precision Aerospace has not declared or paid cash dividends on its common stock since its inception and does not anticipate paying such dividends in the foreseeable future.  The payment of dividends may be made at the discretion of the Board and will depend upon, among other factors, the Company's operations, its capital requirements, and its overall financial condition.

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ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements, and the Notes thereto included herein.  The information contained below includes statements of the Company's or management's beliefs, expectations, hopes, goals and plans that, if not historical, are forward-looking statements subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.  For a discussion on forward-looking statements, see the information set forth in the Introductory Note to this Annual Report under the caption "Forward Looking Statements" which information is incorporated herein by reference.

The Company's operations are presently carried out through its Freundlich subsidiary.  A description of Freundlich's operations and marketplace is contained in section 1 of this report.

Liquidity and Capital Resources

During this past year the Company entered into a $3million dollar line of credit (at prime plus 1%), replacing its $1 million dollar line (at prime plus 4%).  A portion of the additional availability was utilized to pay off the Company’s 1 million dollar, 14% interest convertible subordinated note, due July 2011 without any prepayment penalty or conversion.  Since the interest rate being paid on the new line is the prime rate plus one percent, at year end the rate was 4.25 percent meaning that the Company is presently realizing an interest saving of nearly $100,000.  This savings and reduction of potential dilution has been realized by bringing more of its debt (all of its debt) to be due within 12 months.  The Company expects that it will be able to renew its present line.

The Company has also paid down an additional $375,000 of the Company’s subordinated note.  It also reduced its accounts payable by over $285,000 and reduced accrued expenses by over $65,000.  The Company has also paid all of its income taxes fully to date; this included a payment of the 2007 taxes and the estimated 2008 taxes to have been paid through the end of the year.  The total of these tax payments was over $460,000.

Additionally the Company increased its inventory by over $700,000 ($4,592,247 vs $3,885,332).  It is important to fully recognize the value of the Freundlich inventory.  Not only does Freundlich’s inventory enable Freundlich to meet customer demand and obtain orders, but a portion of the inventory is carried on the Company’s balance sheet at a value well below the replacement cost were it to be reordered today.  As Freundlich replaces its lower cost inventory with new higher-priced inventory, it will have to make this investment.  Freundlich has the strategic benefit over a potential new entrant of having a lower cost of goods versus the seller of newly purchased items.  The replacement cost of Freundlich’s inventory is difficult to ascertain exactly, since the cost of each particular item is generally increasing and the unit cost usually decreases as the quantity purchased increases.

As a result of these additional payments and the Company’s operations, the Company’s overall cash position increased by over $20,000.

The Company’s total liabilities increased by under $250,000 ($3,050,036 vs $2,807,449) while total assets grew by over $850,000 ($8,212,241 vs $7,372,619) and our current assets grew over $900,000 ($5,781,163 vs $4,877,593) so our Net Worth increased nearly $600,000, or more than 13%, to $5,162,205 (from$4,565,170).

When looking at the Company’s accumulated deficit of $5,949,069, the reader should be aware that the Company restarted from non-operating status in July 2006 with a balance sheet which consisted of virtually no assets, but an accumulated deficit of $2,997,934 which could not be used to offset future taxes, and this year was required to incur a $4,417,917 non cash option charge, so more than $7,400,000 of non cash reductions have been brought to that deficit., which would otherwise be positive during the Company’s two and a half years of operations as presently constituted.

The amount available for the Company to draw under its credit line stood at over $178,627 at the end of the year, compared with the amount available under it s prior line at the end of 2007 of $302,694.

13

The Company is dependent upon its cash flow from operations to maintain appropriate liquidity.  It can fall back to its line of credit to meet additional liquidity needs; at the end of the year this unused capacity was $178,627.  In the present market environment, other sources of financing for continuing operations will be difficult to obtain.  The Company does believe that it will be able to raise additional funding to support properly structured, attractive acquisitions; market conditions will impact this.

The Company does not anticipate the need to make any material capital equipment investments in the coming year.  It anticipates that it has and will generate sufficient capital to more than offset the additional investment in inventory it will make during the coming year.  Stresses could be created if product deliveries to the Company occur at a rate greater than anticipated or operating results fail to reach expectations.  The Company’s available cash gets depleted to the extent it must be utilized to pay taxes and the Company is quite concerned by the various tax increase proposals which abound.

The Company does not anticipate any material changes in its mix or cost of its capital resources until there is an increase in the prime rate.  An increase in the prime rate will increase the Company’s cost of borrowing, since its line of credit is priced at one percentage point over the prime rate, as it changes from time to time.  While the Company does not expect a near term increase, it anticipates that there could be substantial future increases.  The Company believes it will have sufficient cash flow to absorb reasonable additional interest expenses.

The Company has no off balance sheet financing arrangements.

Results of Operations

The economic turmoil that is gripping the world will affect the Company.  What is not clear is what the net effect will be.  A significant portion of the Company’s sales are to the Defense Department for aviation and nuclear repair requirements.  The Company believes that Defense Department requirements for its products should continue unabated-whether or not there are programmatic reviews of Defense Department programs.

Unfortunately for the Company, non commercial aviation has been singled out as an area of excess, at least when it comes to the purchase and use of certain corporate jets.    The Company also recognizes that weak economic times may well result in reduced utilization of private aircraft.  This reduction in use should be partially offset by the reduction in fuel prices which will reduce operating costs.  The use of the parts the Company supplies is related to aircraft operating hours.  A decrease in aircraft flying hours will decrease demand for the products sold by the Company.

While the Company has not yet seen a significant decline in business there has been some decline in activity.  This is perhaps better shown on a more macro level where most of the Company’s suppliers are reducing their lead times for their product lines.  These lead times are still excessively long, in many instances still in excess of a year. However this is an improvement over the approximate 18 month lead times that previously existed.  This Company believes that these reductions are only partially attributable to weakness in order books, but are also attributable to increased capacity that has come on line.

The overall reduction in backlog combined with more stability in material costs should result in an overall stabilization, and perhaps reduction, in the cost of goods the Company purchases. These results will take a while to show themselves in 2009, since the still significant lead times from the fabricator, as well as the lead times the fabricators use to acquire their materials, build in a delay in revisions to the prices charged to the Company.

The more immediate impact should be improved certainty of delivery of products.  In the recent past, many of the promised delivery dates to the Company have been meaningless.  Having delivery dates which are kept should enable the Company to better manage its business as well as allow the Company to better serve its customers.  Reflecting the long lead times for the receipt of its products, which continue to persist, the Company has more than the amount of its inventory on backorder to better enable it to meet the needs of its customers

The Company believes with turmoil comes opportunity and will attempt to take advantage of marketplace conditions.

14

During the past year the Company’s sales increased over 25% in comparison to 2007 ($11,414,687 vs. $8,961,990).  This is substantially due to the increased product deliveries received by the Company.  A portion of this, perhaps as much as 10%, can be attributed to the price increases in the goods acquired by the Company which resulted in the Company charging higher prices for its sales.  A key component in the Company’s selling effort is the immediate or near term availability of the product for shipment.  The Company was unable to fully maintain its margins on the higher priced supplies as can be seen by the reduction in our Gross Profit from nearly 37% to nearly 31%.  This decrease in margin had been anticipated.  With the stabilization in prices expected, the Company expects that margins will be more stabile; however there may be additional reductions in the margins as a result of market forces.

The results of the Company’s operations in 2008, when either taken alone or compared to 2007, were substantially adversely affected by the mandated requirement in GAAP to include the Company’s non-cash option expense.  The reported results are a loss in 2008 of $3,451,628 before provision for income taxes.  In 2007 the Company reported income before income taxes of $1,226,664.  The options expense amount included for 2008 is over $4,400,000.  The inclusion of this expense amount, which was calculated in accordance with Generally Accepted Accounting Principles mandates, using the Black-Scholes valuation formula, makes the observation and utilization of the loss before provision for income taxes substantially misleading when compared the $1,226,664 income the Company reported in the prior year when there were no non cash option expenses.  Although the options will expire unexercised and were expected to do so, the “loss” will never be reversed.  Additionally the Internal Revenue Service does not allow any portion of the non-cash option expense to be utilized as a deduction to income for income tax purposes.  The Company is concerned that this increased understanding will not be available to the significant number of persons who only review the “bottom line” reported number in the electronic reporting sites and will have no understanding of what makes up this number.  The Company has been surprised that even sophisticated financial experts, including investment bankers and bankers, and other reviewers, did not initially fully grasp the Company’s financial status until walked through it by the Company.  When a small company such as this is required to materially distort the perception created in the public by being required to include, without appropriate break out, certain expenses or events, the Company believes it is indeed time that the reporting rules should be questioned.

The Company’s Operating Expenses, apart from the noncash option expense, increased due substantially to additional compensation expenses, both directly to staff as well as to professional advisors.  The Company anticipates that the level of operating expense for its present level of operations should continue at about the same expense level in the coming year.

By replacing its line of credit and retiring its convertible preferred debt, the Company has reduced its interest expense by nearly $40,000, and unless there is a substantial and unanticipated increase in the prime rate this year, the Company anticipates that this debt realignment should result in a further reduction in interest expense.

The Company is anticipating significant increases in the prime rate in the future and believes that it will have the capability of meeting the increased interest payments that will occur.

The Company, in addition to working to expand its operations internally is looking to expand through acquisitions.  The Company recognizes that the proper structuring of each acquisition needs to be even more elegantly addressed in the present economic climate.  The task and the operational aspects of the transaction may well be made more difficult and the reporting of results more distorted as a result of the new financial accounting pronouncement SFAS 141R which became effective as of 2009.  The Company is concerned that this required accounting will further distort the Company’s future financial reports even though the acquisition causing the distortion makes operational and economic sense.

The opportunities presently under consideration by the Company, in addition to the expansion of the Freundlich operations, are the acquisition of horizontal, vertical and complementary operations.  While the company is in various discussions and investigations, no specific acquisition opportunities or ventures are nearing conclusion at this time.  In connection with pursuit of these opportunities, the Company will also pursue the arrangement of adequate financing to carry out its plans.

15

In view of the size of the operations of the Company's sole operating subsidiary, and the costs involved in pursuing and consummating an acquisition, the Company will have to be selective and may have to obtain additional anticipatory financing.

Horizontal acquisitions would effectively improve the Company's overall volume which, in turn, would enable the Company to take advantage of economies of scale as they pertain to inventory management and certain administrative practices.  Vertical or synergistic acquisitions could enhance the capability of the Company to satisfy potential customer desires to deal with multi-product companies or to deal with companies that have expanded service offerings not presently provided by Freundlich.

Additionally, acquisition of skills and product lines which are complementary to the Freundlich offering could mutually enhance the sales of each.

The Company believes it can expand its business with its present staff until acquisitions warrant additional personnel.  Freundlich does not presently anticipate making further hires; however, it is possible that one or two additional staff members may be retained should business activity warrant it.  Presently many Company level activities are either outsourced or handled at the Freundlich level.

The Company has reached agreement with its investors in its financing of July 20, 2006, further extending the date by which the Company is required to file a registration statement effecting a 150:1 reverse split through December 15, 2009.  The Company and the affected investors agree that it is in the best interests of the Company that the deferral continues.

Off-Balance Sheet Arrangements

None.

Subsequent Events

The Company entered into an Employment Agreement with its President

The Company, in its 8-K filed on January 28, 2009, reported that it had approved an employment and compensation agreement with Andrew S. Prince, its President and CEO, which will run through September 30, 2009.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Precision Aerospace required by Article 8 of Regulation S-X are attached to this report. Reference is made to Item 13 below for an index to the financial statements.

Of particular importance are the notes to those financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  These accounting principles require us to make certain estimates, judgments and assumptions.  We believe that the estimates, judgments and assumptions upon which we rely are reasonably based upon information available to us at the time that these estimates, judgments and assumptions are made.  These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented.  To the extent there are material differences between these estimates, judgments and assumptions and actual results, our financial statements will be affected.

16

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application.  There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.  Our senior management has reviewed these critical accounting policies and related disclosures.  See Notes to Condensed Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by GAAP.

The following areas are of particular importance to the Company’s operations and available cash flow:

Inventory - The prices for replacement inventory have and through the major part of the year continued to escalate.  Additionally the lead times for delivery remain long, at times exceeding 60 weeks.  With few, insignificant, exceptions, none of the Company’s products in inventory have any shelf life limitations and, assuming eventual utilization, their value, from a replacement perspective meet or exceed their initial acquisition cost.  Demand for individual products extends for long durations and the Company’s business is characterized by the either immediate availability or near term availability of a product being crucial to its sale.  Sales of a particular product may occur at irregular intervals.  Consequently the Company continues to invest in a substantial inventory and to recognize a product as being no longer in demand, if a sale does not occur within five year period.  Although the product is, at the end of the five year period, reduced to a zero cost basis, it may remain in the Company’s inventory and be available for sale at a later time.

Allowance for doubtful accounts - In determining the adequacy of the allowance for doubtful accounts, the Company considers a number of factors including the aging of the receivable portfolio, customer payment trends, and financial condition of the customer, industry conditions and overall credibility of the customer. Actual amounts could differ significantly from our estimates.

Income Taxes - In the preparation of consolidated financial statements, the Company estimates income taxes based on the existing regulatory structures.  Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes.  The Company evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character amount and timing to result in their recovery.  A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value.  Considerable judgments are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters.  The Company’s tax returns are subject to audit and local taxing authorities that could challenge the company’s tax positions.  The Company believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.

Options - During 2008 the Company issued non-plan options to officers and directors of the Company. The option number of shares were in accordance with compensation arrangements agreed to by the Company and approved by its board of directors.  Grantees vested in the options at the date of issuance.  The exercise price of each option that has been granted equals 100% of the market price of the Company’s stock on the date of the grant.  Options under this plan vest on the grant date and are exercisable for a period not to exceed 1 year from the option grant issuance date.  The Company does not believe that the expense required to be recognized in accordance with GAAP, which is a non cash expense, will be other than an accounting entry for the Company because the Company believes the Options will expire unexercised.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH THE ACCOUTANTANTS ON (SIC) ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

17

(A) Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's Principal Executive Officer/Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures on or about February 23, 2009, and again on August 26, 2009, for the period ended December 31, 2008.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's disclosure controls and procedures were ineffective at the reasonable assurance level described below as of the period covered by this 10-K as of their initial evaluation.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's disclosure controls and procedures are effective at this reasonable level of assurance as of the time of the re-evaluation.  The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended the ("Exchange Act").  This term refers to the controls and procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the required time periods.  The Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving the Company's disclosure control objectives.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's disclosure controls and procedures, since they had resulted in an incomplete disclosure regarding the Company’s internal controls over financial reporting, were ineffective at this reasonable assurance level as of the period covered by this 10-K as of their initial evaluation.  The Company believes that it has rectified its disclosure controls and procedures as of the time of the re-evaluation so that they are now effective at this reasonable assurance level.  Due to the size of the Company and as a result of the implementation of the Company’s integrated financial reporting system, items of note are appropriately brought to the attention of the Company’s CEO for appropriate disclosure.
(B) Internal Controls Over Financial Reporting

The Company carried out an evaluation, under the supervision and with the participation of the Company's Principal Executive Officer/Principal Financial Officer, of the effectiveness of the design and operation of the Company's internal control over financial reporting on or about February 23, 2009, and again on August 26, 2009, for the period ended December 31, 2008.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's internal controls over financial reporting were ineffective at the reasonable level of assurance described below as of the period covered by this Form 10-K when initially evaluated.  The term "internal control over financial reporting" is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.  This term refers to the process designed by management and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles that (1) pertain to maintenance of records; (2) provide reasonable assurance that transactions are recorded as necessary, including that receipts and expenditures of the issuer are being made in accordance with authorizations of management and directors of the issuer; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer’s assets that could have a material effect on the Company’s financial statements.  The Company's internal control over financial reporting is designed to provide a reasonable level of assurance of achieving the Company's disclosure control objectives.  The Company assessed its internal control system as of December 31, 2008 in relation to criteria for effective internal control over financial reporting described in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on its assessment, the Company believes that, as of December 31, 2008, its system of internal control over financial reporting was ineffective when initially evaluated.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's internal controls over financial reporting, because they had resulted in an incomplete disclosure, were ineffective at this reasonable level of assurance as of the period covered by this Form 10-K when initially evaluated.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's internal control over financial reporting is effective at this reasonable level of assurance as of the time of the re-evaluation.

ITEM 9B. OTHER INFORMATION

There is no information required to have been disclosed in a report on Form 8-K during the fourth quarter of the year covered by this Form 10-K, but not reported.

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PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Set forth below is certain information concerning each of the directors and executive officers of the Company as of February 20, 2009:

Name	Age	Position	With Company Since
Alexander Kreger	65	Director and Chairman of the Board	2006
Andrew S. Prince	65	President and CEO, Principal Financial Officer and Director	2006, Officer since 2007
Robert Adler	74	Director	2006
Chris Phillips	36	Secretary and Director	2006
David Walters	46	Director	2006
Donald Barger	66	Director	2008

The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected.  The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and are subject to employment agreements, if any, approved and ratified by the Board.

Alexander Kreger

Mr. Kreger served as the President of Kreger Truck Renting Company, Inc. from 1999 through 2008.  Mr. Kreger has a BS in accounting and finance from the Wharton School, University of Pennsylvania.

Mr. Kreger is a member of the Company’s Audit and Compensation Committees.

Andrew S. Prince

Mr. Prince is presently President and Chief Executive Officer of the Company.  Mr. Prince is, and for the last five years has been, a principal of Prince Strategic Group LC, a strategic advisory and merchant-banking group.  Prince Strategic Group’s focus is strategic planning, acquisition/disposition advice, financial restructuring and providing crisis and interim CEO, COO management.  Mr. Prince assists large and small organizations to develop and implement their business strategies and refine their operations.  He has extensive experience in corporate financing, strategic relationship and acquisition transactions, including their financial and strategic analysis, structuring and negotiations, strategic planning and management development activities as well as background in all facets of operations in both small and large organizations.  From June 1, 2004-June 1, 2006, Mr. Prince was a director of CDKnet.com (OTCBB: CDKN).  Mr. Prince is a graduate of the United States Naval Academy, Harvard Law School and Harvard Business School.

Mr. Prince is a member of the Company’s Compensation Committee.

Robert I. Adler

From 2000 to 2002, Mr. Adler was Managing Director for ING Furman Selz Asset Management. From 1991 to 2000, he was Vice President, Senior Investment Officer for BHF Securities Corp. He is currently a member of the Board of Directors of China Medicine Company, a distributor of pharmaceutical products, including traditional Chinese herbal medicine, and SinoEnergy Holding Co., a manufacturer of stainless steel vessels for liquid and compressed natural gas.

Mr. Adler is Chairman of the Company’s Audit Committee.

19

Donald G. Barger Jr.

 From September 2007 until his retirement in February 2008. Mr. Barger served as advisor to the CEO of YRC Worldwide Inc. (“YRCW”), a publicly held company specializing in the transportation of goods and materials; until September 2007, he was Executive Vice President and Chief Financial Officer of YRCW. He joined YRCW’s predecessor company, Yellow Corporation (“Yellow”), in December 2000 as Senior Vice President and Chief Financial Officer. Prior to joining Yellow, he served as Vice President and Chief Financial Officer of Hillenbrand Industries Inc. (“Hillenbrand”), a publicly held company serving the healthcare and funeral services industries, from March 1998 until December 2000. Mr. Barger was also Vice President, Chief Financial Officer of Worthington Industries, Inc., a publicly held manufacturer of metal and plastic products and processed steel products, from September 1993 until joining Hillenbrand. Mr. Barger is a director of Quanex Building Products Corporation, a publicly held manufacturer of engineered materials and components for the U.S. building products markets; Globe Specialty Metals, Inc., a publicly held producer of silicon metal and silicon-based specialty alloys; and Gardner Denver a designer, manufacturer, and marketer of compressor and vacuum products, and fluid transfer products.  Mr. Barger has a B.S. degree from the United States Naval Academy and an M.B.A. from the University of Pennsylvania, Wharton School of Business.

Chris Phillips

Since February 2008, Chris Phillips has been a managing director for Vicis Capital, LLC, a NY based hedge fund. Previously from October 2004 until January 2008, Chris served as the President and CEO of Apogee Financial Investments, Inc., a merchant bank, who owns 100% of Midtown Partners & Co., LLC, a FINRA licensed broker-dealer.  Since July 2000 and up until January 2008, he acted as the managing member of TotalCFO, LLC which provides consulting and CFO services to a number of public and private companies and high net worth individuals.  From November 2007 through January 2008 Chris served as the CEO and Chief Accounting Officer of OmniReliant Holdings, Inc. (OTCBB: ORHI). Presently, he is also a Board Member of OmniReliant Holdings, Inc. (OTCBB: ORHI), Brookside Technology Holdings, Corp. (OTCBB: BKSD), and MDwerks, Inc. (OTCBB: MDWK). Mr. Phillips holds a Bachelors of Science Degree in Accounting and Finance and a Masters of Accountancy with a concentration in Tax from the University of Florida.  Mr. Phillips is a Florida licensed Certified Public Accountant.

David Walters

David Walters co-founded Monarch Bay Associates, LLC, a FINRA member broker dealer, in 2006. Prior to Monarch Bay Associates, Mr. Walters was a principal with Monarch Bay Capital Group, LLC, a firm that provided advisory services and capital for emerging growth companies.  From 1992 through 2000 he was Executive Vice President and Managing Director in charge of Capital Markets for Roth Capital (formerly Cruttenden Roth) where he was instrumental in building the company’s revenues from $7 million to $65 million.  As an equity partner, he managed the capital markets group and led over 100 public and private financings, raising over $2 billion in growth capital.  Additionally, Mr. Walters oversaw a research department that covered over 100 public companies, and was responsible for the syndication, distribution and after-market trading of the public offerings.  Prior to Cruttenden Roth, he was Vice President for both Drexel Burnham Lambert and Donaldson Lufkin and Jenrette in Los Angeles, and he ran a private equity investment fund.  Mr. Walters is Chairman of the Board of Directors of the publicly traded companies: Remote Dynamics, Inc. (OCTBB: REDI), Monarch Staffing, Inc. (OCTBB: MSTF.OB), and the non-publicly traded companies Bounce Mobile Systems, Inc. and Systems Evolution, Inc., STI Group, Inc. and a director of Lathian Systems, Inc.  Mr. Walters earned a B.S. in Bioengineering from the University of California, San Diego.

Mr. Walters is Chairman of the Company’s Compensation Committee .and a member of the Company’s Audit Committee.

Code of Ethics and Committee Charters

Drafts of committee charters for the Audit and Compensation committees have been prepared and are under review by the Board of Directors but have not been formally adopted.

20

Code of Ethics

The Code of Ethics applies to the Company’s directors, officers and employees.  It is available on the Company’s website.

Audit Committee

The Audit Committee makes such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board of Directors (the “Board”) the results of its examinations and recommendations derived therefrom, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

Compensation Committee

The compensation committee is authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation and bonus compensation to all employees.  Officers of the Company serving on the Compensation committee do not participate in discussions regarding their own compensation.

Nominating Committee

The Company does not have a Nominating Committee and the full Board acts in such capacity.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company’s directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities.  Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file.  Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, for 2008, all filing requirements applicable to its executive officers, directors and greater than ten percent (10%) beneficial owners were met.

ITEM 11.  EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company’s principal executive officer,and all of the other executive officers with annual compensation exceeding $100,000, who served during the fiscal year ended December 31, 2008, for services in all capacities to the Company:

21

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards(2)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation

Andrew Prince President, CEO and Director(1)	2008	$200,000	$36,999	$-	$4,349,968	$-	$-	$-

(1)	Mr. Prince serves as a director of the Company, but without compensation for his director services.
(2)	Mr. Prince is to have a7% ownership interest in the company based on fully diluted shares outstanding as of January 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name	Number of Securities underlying unexercised options (#) exercisable	Number of Securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Options exercise ($)	Options expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards. Number of shares or units and other rights that have not vested (#)

Andrew Prince	630,805,669	-	-	0.01	Feb 27 2009

22

Compensation of Directors

The following table sets forth information with respect to director’s compensation for the fiscal year ended December 31, 2008:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards	Options Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensaton Earnings	All Other Compensation	Total
Robert Adler	$10,000	$-	-	$-	$-	$-	$10,000

Alex Kreger	$10,000	$-	-	$-	$-	$-	$10,000

Chris Phillips	$6,000	$-	-	$-	$-	$-	$6,000

Donald Barger	$5,000	$-	-	$-	$-	$-	$5,000

David Walters	$8,000	$-	-	$-	$-	$-	$8,000

Non-employee Directors of the Company are paid $2,500 per meeting for board meeting attendance in person and $1,500 per meeting for board meeting attendance by phone and $1,500 per meeting for each committee meeting.

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ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of March 25, 2009, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the Company’s Named Executive Officers, and (iv) all directors and executive officers as a group. As of March 25, 2009, the Company had 33,324,691 shares of Common Stock outstanding.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned		Percentage of Shares Beneficially Owned	Percentage of Total Voting Power	Position
Richard Kreger 134 Lords Highway Weston, CT 06883	69,111,309	(2)	69.1%	69.1%

Alex Kreger	15,042,000		15.0%	15.0%	Executive Chairman & Director

BGRS 12333 Fairy Hill Road Rydal, PA 19046	3,150,000		3.2%	3.2%

Aimee Brooks 12 Graham Terrace Montclair, NJ 07042	1,722,000		1.7%	1.7%

Robert Adler	1,350,000		1.4%	1.4%	Director

Chris Phillips	1,350,000		1.4%	1.4%	Director Secretary

Andrew Prince	66,675,309	(3)	66.7%	66.7%	Director President and CEO

David Walters	1,350,000		1.4%	1.4%	Director

Donald Barger	750,000		0.8%	0.8%	Director

Directors and Executive Officers as a Group	86,517,309		86.5%	86.5%

(1)	Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.

(2)
Includes all shares of Common Stock, up to the maximum presently authorized shares of Company common stock issuable, upon conversion of either convertible preferred series A stock of Series A or Series B warrants held by Mr. Richard Kreger.  Were sufficient shares of Company common stock available, and all warrants and conversion of preferred series A possible, a total of 592,486,771 shares could be held by Mr. Kreger.

(3)
Includes all shares of Common Stock, up to the maximum presently authorized shares of Company common stock issuable upon exercise of options held by Mr. Andrew Prince.  Were sufficient shares of Company common stock available, and all his options were exercised a total of 630,805,669 shares could be held by Mr. Prince.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has no presently active plan.

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ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

On July 20, 2006, the Company entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  The stockholders of DFAC included our chairman, Alex Kreger, his son Richard Kreger and daughter, Aimee Brooks (the “Related Parties”).  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”) pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  The overall transaction involved an investment of $5,750,000 (five million seven hundred fifty thousand dollars) and the Related Parties obtained an eventual approximate 16% interest in the Company (assuming full conversion of the convertible preferred series A and B shares and the convertible note and no adjustment to the conversion prices).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc.

In connection with the transactions described above, Midtown Partners, with whom Mr. Richard Kreger was a vice president, an investor in the Securities Purchase Agreement, and the son of the Company’s Chairman, Alex Kreger, obtained 250,000 of the Company’s series B Convertible Preferred shares.  These shares were received from the shares paid by the Company to DFAC.  Midtown Partners & Co., LLC is a registered broker – dealer.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed or to be billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements, review of financial statements included in our quarterly reports and other fees that are normally provided by the accounting firms in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2008 and 2007 were: $81,258 for 2008 and $66,975 for 2007.

Audit Related Fees

The aggregate fees billed or to be billed for audit related services by the Company’s independent registered public accounting firms that are reasonably related to the performance of the audit or review of our financial statements, other than those previously reported in this Item 14, for the fiscal years ended December 31, 2008 and 2007 were $-0- in 2008 and $-0-in 2007.

Tax Fees

The aggregate fees billed for professional services rendered by the Company’s independent registered public accounting firms for tax compliance, tax advice and tax planning for the fiscal year ended December 31, 2007 and 2006 were and $5,000-in 2008 and $5,000 in 2007.

25

All Other Fees

The aggregate fees billed for products and services provided the Company’s independent registered public accounting firms for the fiscal years ended December 31, 2008 and 2007 were $50,000- in 2008 and $-0-in 2007.

Audit Committee

Our Audit Committee implemented pre-approval policies and procedures for our engagement of the independent auditors for both audit and permissible non-audit services.  Under these policies and procedures, all services provided by the independent auditors must be approved by the Audit Committee  or Board of Directors prior to the commencement of the services, subject to certain de-minimus non-audit service (as described in Rule 2-01(c)(7)(C) of Regulation S-X) that do not have to be pre-approved as long as management promptly notifies the Audit Committee of such service and the Audit Committee or Board of Directors approves it prior to the service being completed.  All of the services provided by our independent auditors have been approved in accordance with our pre-approval policies and procedures.

PART IV

ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Listed in the Exhibit Index on page 27 hereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION AEROSPACE COMPONENTS, INC.

Date: October 2, 2009	By	/s/ Andrew S. Prince
Andrew S. Prince President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Andrew S. Prince	President, Chief Executive Officer and Director	October 2, 2009
Andrew S. Prince	(Principal Executive Officer and Principal Financial Officer)

/s/ Alexander Kreger	Chairman of the Board of Directors	October 2, 2009
Alexander Kreger

/s/ Robert Adler	Director	October 2, 2009
Robert Adler

/s/ Chris Philips	Director	October 2, 2009
Chris Philips

/s/ David Walters	Director	October 2, 2009
David Walters

26

EXHIBIT NO.

3.1	Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K as filed with the United states Securities and Exchange Commission on July 27, 2006

3.2	By-laws	Incorporated by reference to Exhibit 3.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

3.3	Series A Preferred Stock Certificate of Designation	Incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

3.4	Series B Preferred Stock Certificate of Designation	Incorporated by reference to Exhibit 3.4 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.1	Asset Purchase Agreement by and among Delaware Fastener Acquisition Corporation, Michael Freundlich and Freundlich Supply Company, Inc.	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.2	Securities Purchase Agreement by and among Jordan 1 Holdings Company, Barron Partners LP and Certain Equity Investors	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.3	Registration Rights Agreement	Incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.4	Convertible Note	Incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.5	Form of Series A Warrant	Incorporated by reference to Exhibit 10.5 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.6	Form of Series B Warrant	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.7	Contract of Sale and Security Agreement between Freundlich Supply Company, Inc. and Greater Bay Business Funding	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on March 19, 2007

10.8	Amendment to Contract of Sale and Security Agreement between Freundlich Supply Company, Inc. and Greater Bay Business Funding.	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on March 19, 2007

10.9	Guaranty between Greater Bay Business Funding and Freundlich Supply Company, Inc. and Precision Aerospace Components, Inc.	Incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on March 19, 2007

10.10	Loan and Security Agreement as of March 6, 2008, by and among Freundlich Supply Company, Inc. (borrower) Precision Aerospace Components, Inc. (guarantor) and Israel Discount Bank of New York (lender)	Provided herewith

31.1	Certification By Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Provided herewith

31.2	Certification By Principal Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Provided herewith

32.1	Certification by Chief Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Provided herewith

27

PRECISION AEROSPACE COMPONENTS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1

PRECISION AEROSPACE COMPONENTS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

CONSOLIDATED FINANCIAL STATEMENTS:

Pages

Report of Independent Registered Public Accounting Firm	3

Consolidated Balance Sheets as of December 31, 2008 and 2007	4

Consolidated Statements of Income for the Years Ended
December 31, 2008 and 2007	5

Consolidated Statement of Stockholders’ Equity for the Years
Ended December 31, 2008 and 2007	6

Consolidated Statement of Temporary Equity for the Years
Ended December 31, 2008 and 2007	7

Consolidated Statement of Cash Flows for the Years
Ended December 31, 2008 and 2007	8

Notes to Consolidated Financial Statements	9–25

2

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

406 Lippincott Drive, Ste. J
Marlton, NJ 08053-4168
(856) 355-5900   Fax (856) 396-0022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Precision Aerospace Components, Inc.
2200 Arthur Kill Rd.
Staten Island, NY 10309

We have audited the accompanying consolidated balance sheet of Precision Aerospace Components, Inc. (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Precision Aerospace Components, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Bagell, Josephs, Levine & Company, L.L.C.
Marlton, NJ 08053

March 15, 2009

3

PRECISION AEROSPACE COMPONENTS, INC.
CONSOLIDATED BALANCE SHEETS

ASSETS
	December 31,	December 31,
	2008	2007
	(Audited)	(Audited)
CURRENT ASSETS
Cash and cash equivalents	$176,483	$154,709
Accounts receivable, net	874,124	837,552
Inventory, net	4,592,247	3,885,332
Prepaid expenses	39,693	-
Prepaid income taxes	98,616	-
	5,781,163	4,877,593

PROPERTY AND EQUIPMENT - Net	184,634	260,582

OTHER ASSETS
Deposits	24,700	12,700
Goodwill	2,221,744	2,221,744
	2,246,444	2,234,444

TOTAL ASSETS	$8,212,241	$7,372,619

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable and accrued expenses	$252,530	$606,627
Subordinated note payable-current portion	75,000	300,000
Loan payable-current portion	2,722,506	387,466
Income taxes payable	-	363,356
	3,050,036	1,657,449
LONG -TERM LIABILITIES
Subordinated note payable-long term portion	-	150,000
Convertible note payable	-	1,000,000
TOTAL LIABILITIES	3,050,036	2,807,449

TEMPORARY EQUITY
Preferred Stock A $.001 par value; 7,100,000 shares authorized
5,274,152 shares issued and outstanding	5,274	5,274
Preferred Stock B $.001 par value; 2,900,000 shares authorized
2,811,000 shares issued and outstanding	2,811	2,811
Additional paid-in capital - preferred stock	2,916,173	2,916,173
Additional paid-in capital -options	4,417,917	-
Additional paid-in capital -warrants	843,272	843,272
	8,185,447	3,767,530
STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock A $.001 par value; 7,100,000 shares authorized	-	-
5,274,152 shares issued and outstanding
Preferred Stock B $.001 par value; 2,900,000 shares authorized	-	-
2,811,000 shares issued and outstanding
Common stock, $.001 par value; 100,000,000 shares authorized
33,324,691 shares issued and outstanding	33,325	33,325
Additional paid-in capital	2,892,502	2,892,502
Accumulated deficit	(5,949,069)	(2,128,187)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(3,023,242)	797,640

TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY (DEFICIT)	$8,212,241	$7,372,619

The accompanying notes are an integral part of these consolidated financial statements.

4

PRECISION AEROSPACE COMPONENTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008		2007

REVENUE - SALES		$11,414,687	$8,961,990

TOTAL REVENUE		11,414,687	8,961,990

TOTAL COST OF GOODS SOLD		7,888,205	5,627,081

GROSS PROFIT		3,526,482	3,334,909

OPERATING EXPENSES
General and administrative expenses ($4,417,917 noncash compensation for year ended December 31, 2008)		6,332,498	1,581,604
Professional Fees		353,974	218,143
Depreciation		80,063	78,711
Total Operating Expenses		6,766,535	1,878,458

INCOME (LOSS) BEFORE OTHER INCOME (EXPENSE)		(3,240,053)	1,456,451

OTHER INCOME (EXPENSE)
Expiration of warrants		-	50,000
Interest income		-	899
Interest expense		(211,575)	(250,686)
Loss on abandonment-deposit		-	(30,000)
		(211,575)	(229,787)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES		(3,451,628)	1,226,664

Provision for income taxes		369,254	455,559

NET INCOME (LOSS) APPLICABLE TO COMMON SHARES		$(3,820,882)	$771,105

NET INCOME (LOSS) PER BASIC SHARES		$(0.11)	$0.02

NET INCOME (LOSS) PER DILUTED SHARES	$	**	$0.00

WEIGHTED AVERAGE NUMBER OF BASIC COMMON
SHARES OUTSTANDING		33,324,691	33,324,691

WEIGHTED AVERAGE NUMBER OF FULLY DILUTED
COMMON SHARES OUTSTANDING		8,885,421,556	8,999,309,761

** Calculation of diluted EPS not presented, since inclusion of outstanding instruments to purchase stock would be antidilutive

The accompanying notes are an integral part of these consolidated financial statements.

5

PRECISION AEROSPACE COMPONENTS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

							Additional
	Preferred Stock-Series A		Preferred Stock-Series B		Common Stock		paid-in	Accumulated	Treasury
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Stock	Total

Balance, January 1, 2007	-	$-	-	$-	33,324,691	$33,325	$2,892,502	$(2,899,292)	$-	$26,535

Net Income	-	-	-	-	-	-	-	771,105	-	771,105

Balance, December 31, 2007	-	$-	-	$-	33,324,691	$33,325	$2,892,502	$(2,128,187)	$-	$797,640

Net (Loss)	-	-	-	-	-	-	-	(3,820,882)	-	(3,820,882)

Balance, December 31, 2008	-	$-	-	$-	33,324,691	$33,325	$2,892,502	$(5,949,069)	$-	$(3,023,242)

The accompanying notes are an integral part of these consolidated financial statements.

6

PRECISION AEROSPACE COMPONENTS, INC.
CONSOLIDATED STATEMENT OF TEMPORARY STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

					Additional	Additional	Additional
					paid-in	paid-in	paid-in
	Preferred Stock-Series A		Preferred Stock-Series B		Capital	Capital	Capital	Prepaid
	Shares	Amount	Shares	Amount	Warrants	Options	Preferred Stock	Services	Total

Balance, January 1, 2007	-	$-	-	$-	$-	$-	$-	$-	$-

Transfer from Liability	5,274,152	5,274	2,811,000	2,811	843,272	-	2,916,173	-	3,767,530

Balances, December 31, 2007	5,274,152	$5,274	2,811,000	$2,811	$843,272	$-	$2,916,173	$-	$3,767,530

Stock Based Compensation						4,417,917		-	4,417,917

Balances, December 31, 2008	5,274,152	$5,274	2,811,000	$2,811	$843,272	$4,417,917	$2,916,173	$-	$8,185,447

The accompanying notes are an integral part of these consolidated financial statements.

7

PRECISION AEROSPACE COMPONENTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(3,820,882)	$771,105

Adjustments to reconcile net income (loss) to net cash
(used in) operating activities:
Depreciation and amortization	80,063	78,711
Stock Based Compensation	4,417,917	-

Changes in assets and liabilities:
Decrease (increase) in assets
Decrease (increase) in accounts receivable	(36,572)	(52,754)
Decrease (increase) in inventory	(706,915)	(376,149)
Decrease (increase) in prepaid expenses	(39,693)	62,926
Decrease (increase) in security deposits	(12,000)	117,000
Decrease (increase) in prepaid income taxes	(98,616)	-

Increase (decrease) in liabilities
Increase (decrease) in accounts payable and accrued expenses	(354,096)	(861,433)
Increase (decrease) in income taxes payable	(363,356)	328,517
Increase (decrease) in redeemable warrants	-	(50,000)
Total adjustments	2,886,732	(753,182)

Net cash provided by (used in) operating activities	(934,150)	17,923

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) of property and equipment	(4,116)	(17,774)

Net cash (used in) investing activities	(4,116)	(17,774)

CASH FLOWS FROM FINANCING ACTIVITIES
(Payment) of convertible note payable	(1,000,000)	-
Proceeds (payment) of S/T loan payable Greater Bay	(387,466)	387,466
Proceeds from loan payable IDC Bank	2,722,506	-
(Payment) on subordinated note	(375,000)	(300,000)

Net cash provided by financing activities	960,040	87,466

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,774	87,615

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	154,709	67,094

CASH AND CASH EQUIVALENTS - END OF PERIOD	$176,483	$154,709

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$211,575	$250,686
Income taxes paid	$460,584	$1,255,398

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITY:

Issuance of options for stock based compensation	$4,417,917	$-

The accompanying notes are an integral part of these consolidated financial statements.

8

1. HISTORY AND NATURE OF BUSINESS

Precision Aerospace Components (Precision Aerospace or the “Company”) was previously known as Jordan 1 Holdings Company (“Jordan 1”) and was incorporated in Delaware on December 28, 2005.  Jordan 1 is the successor to Gasel Transportation Lines, Inc. ("Gasel"), an Ohio corporation that was organized under the laws of the State of Ohio on January 27, 1988.

Gasel was a trucking company that filed for bankruptcy in the Southern District of Ohio, Eastern Division, in May of 2003.  On December 12, 2005, a final plan of reorganization was approved by the court and the bankruptcy proceeding was dismissed.

On December 30, 2005, Gasel entered into a private sale of stock under a Stock Purchase Agreement with Venture Fund I, Inc., a Nevada corporation.

Subsequent to December 30, 2005, Jordan 1 did not engage in any business activity until July 20, 2006 when it entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”), pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc. (“Freundlich”)  The Company has received additional financing and has acquired assets which have a long history of profitable operations.  However, although the Company after the acquisition of the Freundlich Supply assets can not recognize the accumulated earnings which resulted from those assets prior to their sale, the Company is required to continue to recognize the accumulated deficit of $2,977,934 which it had as of December 31, 2005.  This deficit is the result of its prior and now discontinued operations.  The Company will not derive any tax benefit from this accumulated deficit.

The Company’s present sole operating subsidiary and sole source of revenues is Freundlich.

Freundlich is a stocking distributor of aerospace quality, internally-threaded fasteners.  The organization from which the operating assets were acquired was founded in 1938 and had been operating in its present business line since 1940.  The Company distributes high-quality, domestically-manufactured nut products that are used primarily for aerospace and military applications and for industrial/commercial applications that require a high level of certified and assured quality.  The Company’s products are manufactured, by others, to exacting specifications and are made from raw materials that provide strength and reliability required for aerospace applications.

Freundlich is a niche player in the North American aerospace fastener industry.  The Company currently focuses exclusively on aero-space quality nut products, serving as an authorized stocking distributor for seven of the premier nut manufacturers in the United States.

Freundlich is a one-stop source for standard, self-locking, semi-special and special nuts manufactured to several military, aerospace and equivalent specifications.  The Company maintains a large inventory of more than 6,400 SKUs comprised of more than 21 million parts of premium quality, brand name nut products.  Management believes that the Company's demonstrated ability to immediately fulfill a high percentage (approximately 50 percent) of customer orders from stock-on-hand gives Freundlich a distinct competitive advantage in the marketplace.  The Company sells its products pursuant to written purchase orders it receives from its customers.  All products are shipped via common carrier.

9

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.  All inter-company accounts have been eliminated.

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flow, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of reserves for sales returns and allowances and net of provisions for doubtful accounts.  The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable.  The amount of the allowance is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends.  Based on management’s review of accounts receivable, no allowance for doubtful accounts is considered necessary.  The Company determines receivables to be past due based on the payment terms of original invoices.  Interest is not typically charged on past due receivables.

Allowance for doubtful accounts was $0 for December 31, 2008 and 2007, respectively.

Inventory

Inventory is stated at the lower of cost or market, utilizing the specific lot identification method (except as noted subsequently).  The Company is a distributor of goods that retain their value and may be purchased by its customers for an extended period of time.  The Company has adopted the convention that any Inventory item for which the Company has not had any transactions within the past five years shall be reduced to a zero value.  Inventory consists of finished goods for resale at December 31, 2008. The Company has not established a valuation allowance for inventory.  For the period ending January 1-December 31, 2008, the Company had $148,750.33 in inventory which became over five years without sale during the period and has been reduced to zero value. For the period ending January 1-December 31, 2007, the Company had $130,625 in inventory which became over five years without sale during the period and has been reduced to zero value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization.  The Company computes depreciation and amortization using the straight-line method over the estimated useful lives of the assets acquired as follows:

Warehouse equipment	5 years
Leasehold improvements	5 - 39 years **
Computers	5 years
Furniture and fixtures	7 years
Equipment	5 years

** Shorter of life or lease term.

10

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment (Continued)

The carrying amount of all long-lived assets is evaluated periodically to determine whether adjustment to the useful life or to the unamortized balance is warranted.  Such evaluation is based principally on the expected utilization of the long-lived assets.

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 142 “Goodwill and Other Intangible Assets”.  This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, “Intangible Assets”.  It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition.  This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.  In conjunction with the purchase of Freundlich assets and acquisition of DFAS in July 2006 goodwill is recognized at $2,221,744.  Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. The Company tests for impairment on an annual basis.  The Company has determined that no impairment is needed at December 31, 2008.

Income Taxes

The Company accounts for income taxes in accordance with Statements of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income taxes and liabilities are computed annually for differences between the financial statement and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The only temporary book to tax differences are depreciation and the amortization of financing fees, and the summation of these amounts for 2008 and 2007 were in management's judgment, immaterial to the financial statements on both an annual and cumulative basis, and so deferred tax assets or liabilities were not recorded.

Earnings (Loss) per Common Share

Basic earnings (loss) per share is calculated by dividing net income attributable to common stockholders by the weighted average number of outstanding common shares during the year.  Basic earnings (loss) per share exclude any dilutive effects of options, warrants and other stock-based compensation, which are included in diluted earnings per share.

Revenue Recognition

Revenues are recognized when title, ownership and risk of loss pass to the customer.  A sale occurs at the time of shipment from the Company’s warehouse in Staten Island, New York, as the terms of the Company’s sales are FOB shipping point.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

11

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheet for cash, certificates of deposit, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of the financial instruments.

The Company believes that its indebtedness approximates fair value based on current yields for debt instruments with similar terms.

Concentration of Credit Risk

Sales to the United States Department of Defense (“DOD”) represented approximately 48 percent of our total sales.  No other customer accounted for greater than 10 percent of our total sales and the Company has no substantial concentrations of credit risk in its trade receivables.

Gross Profit

The Company determines its gross profit by subtracting cost of goods sold from sales.  Cost of goods sold includes the cost of the products sold and excludes costs for selling, general and administrative expenses, which are reported separately in the income statement.

Shipping and Handling Costs and Fees

The Company records freight cost on merchandise purchased to cost of goods.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” and permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that began after September 15, 2006. The implementation of this pronouncement had no impact on the Company’s financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under a transfer of the servicer’s financial assets that meets the requirements for sale accounting, a transfer of the servicer’s financial assets to a qualified special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. Additionally, SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose either the use of an amortization or fair value method for

12

2. Summary of Significant Accounting Policies (CONTINUED)

Recent Accounting Pronouncements (Continued)

subsequent measurements, permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights and requires separate presentation of servicing assets separate presentation of servicing assets and liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 is effective for transactions entered into after the beginning of the first fiscal year that began after September 15, 2006.  The implementation of this pronouncement had no impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

The implementation of this pronouncement had no impact on the Company’s financial position or results of operations and Management believes this will have no material impact on Company’s financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which amends SFAS No. 87 “Employers’ Accounting for Pensions” (SFAS No. 87), SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (SFAS No. 88), SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (SFAS No. 106), and SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits (revised 2003)” (SFAS No. 132R). This Statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor’s year end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal year ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008.  The Company has no defined benefit pension plans at this time and therefore this pronouncement has no effect on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”).  The implementation of this pronouncement had no impact on the Company’s financial position or results of operations and Management believes this will have no material impact on Company’s financial condition and results of operations.

13

2. Summary of Significant Accounting Policies (CONTINUED)

Recent Accounting Pronouncements (Continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141R). The purpose of issuing the statement is to replace current guidance in SFAS 141 to better represent the economic value of a business combination transaction. The changes to be effected with SFAS 141R from the current guidance include, but are not limited to: (1) acquisition costs will be recognized separately from the acquisition; (2) known contractual contingencies at the time of the acquisition will be considered part of the liabilities acquired measured at their fair value; all other contingencies will be part of the liabilities acquired measured at their fair value only if it is more likely than not that they meet the definition of a liability; (3) contingent consideration based on the outcome of future events will be recognized and measured at the time of the acquisition; (4) business combinations achieved in stages (step acquisitions) will need to recognize the identifiable assets and liabilities, as well as noncontrolling interests, in the acquiree, at the full amounts of their fair values; and (5) a bargain purchase (defined as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree) will require that excess to be recognized as a gain attributable to the acquirer. The Company is reviewing the impact of SFAS but believes that, at the least, it will add to the expense of certain acquisitions and may adversely affect the perceived performance of the Company subsequent to a combination compared to present practice and could impact relationships with acquired companies.  SFAS 141R is effective for the Company beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements: an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 replaces the term minority interests with the newly-defined term of non-controlling interests and establishes this line item as an element of stockholders’ equity, separate from the parent’s equity. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The Company is reviewing the provisions of SFAS No. 160, which is effective for the Company January 1, 2009.  The Company does not presently have any “non-controlling interests” and consequently this new accounting standard will not presently have an impact on the Company’s financial statements and is not anticipated to have a future impact.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities: an amendment of FASB Statement No. 133" ("SFAS No. 161"). SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 is effective the first quarter of fiscal 2010.  The Company is reviewing the provisions of SFAS No. 161. The Company does not currently have any such instruments or engage in such activities, and consequently does not anticipate that this new accounting standard will have an impact on the Company’s Financial Statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting principles used in the preparation of financial statements.  SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The effective date of SFAS No. 162 has not yet been determined.  The implementation of this standard will not have a material impact on the Company’s Financial Statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets.  FSP FAS 132(R)-1 requires more detailed disclosures about employers’ plan assets in a defined benefit pension or other postretirement plan, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and inputs and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 also requires, for fair value measurements using significant unobservable inputs (Level 3), disclosure of the effect of the measurements on changes in plan assets for the period. The disclosures about plan

14

2. Summary of Significant Accounting Policies (CONTINUED)

Recent Accounting Pronouncements (Continued)

assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. The Company has no such plans and has no present intention of having such plans.  Even if it had such a plan, this pronouncement is only disclosure-related, and it would not have an impact on the financial position and results of operations, but would affect the disclosures within our financial statements.

3. PROPERTY AND EQUIPMENT

	2008	2007

Furniture and fixtures	$2,392	$2,392
Equipment and other	358,300	354,184
Leasehold improvements	6,487	6,487
	367,179	363,063

Less accumated depreciation and amortization	(182,545)	(102,481)

Property and equipment, net	$184,634	$260,582

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2008 and 2007 consist of the following:

	2008	2007
Accounts payable	$237,390	$525,407
Accrued expenses	15,140	81,220
Total	$252,530	$606,627

5. COMMITMENTS AND CONTINGENCIES

The Company leases office space for its operations under a triple net lease which expires July 20, 2013.  The lease has an option for renewal.  The rental rate is $12,400 per month.  The Company can terminate the lease upon six months notice.

On March 6, 2008, the Company guaranteed the performance of Freundlich in connection with the agreement, entered into on the same date, between Freundlich and Israel Discount Bank of New York (the “Agreement”).  The Agreement, which has a maturity date of April 30, 2009, established a revolving funding facility which allows Freundlich to receive up to three (3) million dollars.  The funds will be made available to Freundlich in accordance with an advance formula which allows for the payment of up to Eighty (80) per-cent of eligible accounts and fifty (50) per-cent of eligible inventory, up to a maximum inventory advance amount of two million five hundred thousand dollars ($2,500,000).  Eligible accounts are those domestic accounts not outstanding for more than one hundred twenty (120) days and eligible inventory is inventory as determined by the bank, presently that which has had sales within the preceding

15

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

sixty (60) months.  The daily rate on the outstanding balance will be, at the Company’s option, the prime rate plus one (1) per cent with a minimum of four and one quarter (4.25) per-cent or LIBOR plus three and three quarters (3.75) per cent.  The balance is secured by a first lien position on all of Freundlich’s assets.  The Agreement replaced the Company’s existing facility with Greater Bay Business Funding.

6. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Significant components of the income tax provision for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007

Federal	$234,438	$232,163
State	63,458	106,379
City	71,358	117,017
Total Current income tax	$369,254	$455,559

The only temporary book to tax differences are depreciation and the amortization of financing fees, and the summation of these amounts for 2008 and 2007 were in management's judgment, immaterial to the financial statements on both an annual and cumulative basis, and so deferred tax assets or liabilities were not recorded.

Although the Company has a stockholders' equity deficit of $5,949,069 there are no net operating losses available to be used against taxable income.

7. EARNINGS (LOSS) PER COMMON SHARE AND COMMON EQUIVALENT SHARE

Earnings (loss) per common and common equivalent share were computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.  At December 31, 2008 and 2007, the number of common shares was increased by the number of shares issuable upon the exercise of outstanding stock options and warrants and the conversion of Series A and Series B Preferred Stock and, in 2007, the convertible note which was paid off without conversion in 2008.  In July 31, 2007 the conversion ratios of the Series A Preferred stock and the convertible note were adjusted.

The following data shows the amounts used in computing earnings per share (EPS) and the effect on income and the weighted average number of shares of dilutive potential common stock.

The computation of diluted EPS for 2008 is not presented because inclusion of outstanding instruments to purchase stock would be antidilutive.  Dilutive securities are presented for information purposes only.

16

	December 31,
	2008	2007
Net income (loss) available to
common stockholders used
in basic EPS and diluted EPS	$(3,820,882)	$771,105

Weighted average number of
common shares used in basic EPS	33,324,691	33,324,691

Effect of dilutive securities:
Weighted average number of
Stock options and warrants,
conversion of preferrred shares and note	8,852,096,865	8,965,985,070

Weighted average number of common
shares and dilutive potential common
stock used in diluted EPS	8,885,421,556	8,999,309,761

17

7. EARNINGS (LOSS) PER COMMON SHARE AND COMMON EQUIVALENT SHARE (CONTINUED)

Fully diluted calculation as of December 31:	2008	2007

Common Stock	33,324,691	33,324,691

Series A convertible pfd stock (5,274,152 shares outstanding) each converts to 777 shares.	4,098,016,104	4,098,016,104

Series B convertible pfd stock (2,811,000 shares outstanding) each converts to 300 shares;	843,300,000	843,300,000
(not convertible until after 150:1 reverse split)

Convertible Note - paid off March 31, 2008	-	862,068,966

Options issued - August 2, 2002	100,000	100,000

Options issued - Februrary 28, 2008	635,005,669	-

Options issued - December 16, 2008	1,950,000	-

Warrants - Eagle	200,000	200,000

Common Stock Purchase Warrant A	1,581,150,000	1,581,150,000

Common Stock Purchase Warrant B	1,581,150,000	1,581,150,000

Fully Diluted	8,774,196,464	8,999,309,761

8. LONG-TERM DEBT AND LINE OF CREDIT

Long-term debt as of December 31, 2008 and 2007 consists of the following:

	2008	2007
$1,000,000 five year convertible unsecured term loan at a rate which was 14% on December 31, 2007, paid off in 2008.	$-	$1,000,000

$750,000 subordinated term loan due April 30, 2009 secured by all assets equipment at a variable rate of Prime plus 1% (4.25% and 8.25% on December 31, 2008 and 2007).	75,000	450,000

Total debt	75,000	1,450,000

Less current portion	(75,000)	(300,000)

Long-term portion	$-	$1,150,000

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8. LONG-TERM DEBT AND LINE OF CREDIT (CONTINUED)

Convertible Note

On July 20, 2006, the Company received $1,000,000 in return for issuing a $1,000,000 convertible note due July 20, 2011.  The note had an interest rate of 3% p.a. through December 2, 2006, and 12% p.a. through January 30, 2007, and thereafter to 14% p.a. through maturity.  The note also had a conversion feature.  The note had an original conversion price of $0.002 per share, subject to adjustment for failing to meet specific earnings in 2006 and 2007.  On July 31, 2007, the Company and the note holder agreed to a onetime adjustment of the conversion price to $0.00116 per share.  If the note could have been fully converted, after the adjustment the note could have been converted to 862,068,966 shares.

The note was paid in full without any conversion on March 31, 2008.

Line of Credit

$3,000,000 available to draw revolving funding facility.  Availability of payment of up to eighty (80) per-cent of eligible accounts and fifty (50) per-cent of eligible inventory, up to a maximum inventory advance amount of two million five hundred thousand dollars ($2,500,000). Eligible accounts are those domestic accounts not outstanding for more than one hundred twenty (120) days and eligible inventory is inventory as determined by the bank, presently that which has had sales within the preceding sixty (60) months.  The daily rate on the outstanding balance will be, at the Company’s option, the prime rate plus one (1) per cent, with a minimum of four and one quarter (4.25) percent or LIBOR plus three and three quarters (3.75) per cent.  The balance is secured by a first lien position on all of the Company’s assets.  The facility is due as of April 30, 2009.  The Company expects that the facility will be renewed.  As of December 31, 2008, $2,722,506 was outstanding and $178,627 was available to draw.  As of December 31, 2007 $387,466 was outstanding, and $302,694 was available to draw under the prior facility.

9. ACQUISITION

On July 20, 2006, the Company acquired all the assets and certain liabilities of Freundlich Supply, a New York corporation which operated as a distributor of fasteners to the aerospace industry.  The purchase price totaled $6,066,930, consisting of the original purchase price of $5,000,000 plus $263,943 working capital adjustment and liabilities assumed of $802,987.  The asset purchase agreement provided that the purchase price would be adjusted to the extent of the Seller’s net working capital (defined as the excess of accounts receivable, inventory and prepaid expenses over accounts payable and accrued expenses) exceeded, or was less than, $2,280,000 at closing.  Net working capital totaled $2,543,943 at closing, and accordingly, the purchase price was increased by $263,943.

The acquisition was recorded by allocating the cost of the assets acquired and liabilities assumed based upon their estimated fair value at the acquisition date.  The excess of the cost of the acquisition over the net of the amounts assigned to the fair value of the assets acquired and the liabilities assumed was recorded as goodwill.

19

9. ACQUISITION (CONTINUED)

The fair value of the assets and liabilities was determined and the purchase price was allocated as follows:

Accounts receivable	$1,113,686
Inventory	2,521,153
Prepaid expenses	9,946
Deposits	400
Furniture and equipment	200,000
Goodwill	2,221,745
Allocation of Purchase Price	6,066,930

Accounts payable	(779,005)
Accrued expenses	(23,982)
Liabilities Assumed	(802,987)

Total Purchase Price	$5,263,943

The Company acquired the Freundlich Assets in a series of transactions which occurred on the same date.

The events were:

1.	The Company acquired DFAC in a stock for stock transaction

The July 20, 2006 asset purchase of the Freundlich assets were the result of the Company entering into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the shares of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), in return for 21,000,000 shares of the Company’s common stock and 2,611,000 shares of the Company’s Class B convertible preferred stock.  The Company’s Class B convertible preferred stock automatically converts into post 150:1 reverse split common stock in an amount equal to 783,300,000 shares of the Company’s presently existing common stock which would no longer be existing since the conversion cannot occur prior to the 150:1 reverse split discussed below.  (At the time of the reverse split and not before, the Company’s Class B convertible preferred stock will convert to 5,222,000 shares of the Company’s post 150:1 reverse split common stock.)

2.	The Company received financing

The Investors in the Security Purchase Agreement provided the Company financing of $5,750,000.  In return the Company issued (a) a $1 Million convertible note which has subsequently been repaid without conversion; (b) 5,277,778 shares of series A Preferred stock each originally convertible into 450 shares (3 post 150:1 reverse split shares) of the Company’s common stock and presently convertible into 777 shares (5.18 post 150:1 reverse split shares) of the Company’s common stock; (c) 10,541,000 Series A warrants convertible into 1,581,150,000 shares of the Company’s common stock at an original exercise price of .00233 per share which has been adjusted to .00135 per share (10,541,000 post 150:1 reverse split shares at an original exercise price of $0.35 per share which has been adjusted to $.203 per share) and (d) 10,541,000 Series B warrants convertible into 1,581,150,000 shares of the Company’s common stock at an original exercise price of .004 per share which has been adjusted to .00231 per share (10,541,000 post 150:1 reverse split shares of the Company’s common stock at an original exercise price of $0.60 per share which has been adjusted to $0.347 per share).  Other than standard adjustment terms there are no other adjustment terms for either the Preferred stock or the warrants.  At the date of the financing the Company’s shares, according to MarketWatch.com traded at $0.0001 per share. As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  The Company then caused its subsidiary, DFAC to carry out the asset purchase agreement as described below.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Co., Inc. (“Freundlich”).

20

9. ACQUISITION (CONTINUED)

2.	The Company received financing (Continued)

The adjusted conversion terms and prices shown above are a result of the Company, on July 31, 2007, negotiating adjustments to fix the conversion ratio or prices for the securities.  While there are no reported prices on Marketwatch.com on the date of the adjustment, the reported price on the prior day was $0.04.  The Securities Purchase Agreement required that the ratio or prices be the adjusted by the percentage shortfall of certain pre-tax income milestones to be reached by the Company in years 2006 and 2007.  Due to these contingencies (possible reduction of conversion prices), the Company’s preferred A stock and warrants were, for GAAP accounting, liabilities at the time of issuance.  Upon the fixing of the prices, in 2007, these preferred shares and warrants were classified as temporary equity because the Company is not authorized to issue a sufficient number of shares if the preferred A shares were converted to common stock or the warrants were exercised for common stock.  No benefit on conversion was recognized as the conversion price of the stock was at or greater than market value on the day immediately before the conversion price was fixed and this was the last reported quote, there being no quote on the date of the fixing of the conversion price.

The Securities Purchase Agreement requires the Company to accomplish a 150:1 reverse split of its common stock; originally to have been accomplished by November 2006, this requirement has been extended several times, without additional consideration, and is now to occur by December 15, 2008 (subsequent to the date covered by this report the date has been further extended to December 15, 2009).  In the event the Company does not timely accomplish the 150:1 reverse split it may have to pay a penalty of $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.

3.	DFAC acquired the assets of Freundlich

Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc., described above (“Freundlich Supply”), pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  The Securities Purchase Agreement requires the Company to accomplish a 150:1 reverse split of its common stock; originally to have been accomplished by November 2006, this requirement has been extended several times, without additional consideration, and is now to occur by December 15, 2008 (subsequent to the date of covered by this report the date has been further extended to December 15, 2009).  (In the event the Company does not timely accomplish the 150:1 reverse split it may have to pay a penalty of $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.)

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10. STOCK OPTIONS

The Company had adopted a stock option plan, which provided for the granting of options to certain officers, directors and key employees of the Company.  Currently, options for 100,000 shares of common stock have been issued under this plan and remain outstanding.  The option price, number of shares and grant date were determined at the discretion of the Company's board of directors.  Grantees vested in the options at the date of the grant.  The exercise price of each option that has been granted under the plan equals 100% of the market price of the Company’s stock on the date of the grant.  Options under this plan vest on the grant date and are exercisable for a period not to exceed 10 years from the option grant date.  Plan options are non-transferable.

During 2008 the Company issued non-plan options to officers and directors of the Company. The option number of shares were in accordance with compensation arrangements agreed to by the Company and approved by its board of directors.  Grantees vested in the options at the date of issuance.  The exercise price of each option that has been granted equals 100% of the market price of the Company’s stock on the date of the grant.  Options under this plan vest on the grant date and are exercisable for a period not to exceed 1 year from the option grant issuance date.

 A summary of the status of the Company’s stock options as of December 31, 2008 and 2007, and changes during the years then ended is presented below:

	2008		2007
	Weighted Average Exercise		Weighted Average Exercise
	Options	Price	Options	Price

Outstanding at beginning of year	100,000	$0.35	410,000	$0.70

Granted	636,955,669	0.01	-

Exercise	-		-

Forfeited	-		310,000	0.81

Outstanding at end of year	637,055,669	$0.01	100,000	$0.35

Exercisable at end of year	637,055,669		100,000

Weighted average fair value of options granted during the period - none granted	-	$-	-	$-

22

10. STOCK OPTIONS (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2008.

Range of exercise prices	Weighted Number outstanding at 12/31/08	Average remaining contractual life	Weighted average exercise price	Number exercisable at 12/31/08

$0.35	100,000	3.58	$0.35	100,000

$0.01	635,005,669	0.16	$0.01	635,005,669

$0.005	1,950,000	0.96	$0.005	1,950,000

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions may materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.  However, for the options granted in 2008, the Company did utilize the model to meet GAAP guidance.

For the 2008 options:

Disclosures required by SFAS 123, Accounting for Stock Based Compensation, are as follows:

Date issued	2/27/2008	12/16/2008

Dividend yield	-	-

Risk free interest rate	3.75%	2.37%

Expected life	1 Year	1 Year

Expected volatility	200.43%	339.00%

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11.  WARRANTS

As part of the December, 2000 acquisition of the freight transport and freight brokerage business of Eagle Transportation Services, Inc., and Eagle Transport, Inc., the Sellers were granted warrants to purchase 100,000 shares of common stock at $2.50 per share and 75,000 shares of common stock at $3.00 per share, exercisable after one year and expiring in 10 years (2010).

On August 5, 2002, Gasel and S. Gene Thompson executed an Employment Agreement outlining the terms and conditions of Mr. Thompson’s employment as Vice President and Chief Financial Officer.  In accordance with the terms of this agreement, Mr. Thompson was given 25,000 shares of common stock, no par value, of the Company; warrants to purchase an additional 25,000 shares of common stock, no par value, of Gasel at an exercise price of $.35 per share; and will receive additional warrants to purchase 50,000 shares of common stock in the future at the market price effective on the grant dates, which were to be given on January 1, 2003 and January 2, 2004.  The warrants may be exercised at any time within a 10-year period after the date of issuance.  In the event the Company shall terminate Mr. Thompson’s employment prior to the end of the three year term, or should Gasel enter into a merger or other combination with another company, then the grant date of future warrants shall be accelerated to the date of such merger, combination or termination.

In connection with the Securities Purchase Agreement of July 20, 2006, (the “SPA”) the Company issued 5 year warrants to purchase 1,581,150,000 shares of the Company’s common stock at $0.002333 per share; and 1,581,150,000 shares of the Company’s common stock at $0.004 per share..At issuance the warrants exercise prices would have been adjusted downward if specified earnings were not achieved.  On July 31, 2007 the Company and the investors under the SPA agreed to eliminate the price adjustment feature (the Company having missed the 1st year target and enroute to missing the 2nd year) and modify the exercise price of the warrants to be fixed at $.001353 and $.0023133 respectively.  Upon the renegotiation of the exercise price, the variable nature of the excercised price was eliminated.  Consequently, the warrants could be treated in the way that the investing public normally views warrants-as a form of equity and not as a liability-since the variables were removed. The Company does not have sufficient authorized shares (only 100,000,000 shares are authorized) to enable full exercise of the warrants.

The Company, in connection with the Securities Purchase Agreement of July 20, 2006, calculated the fair value of the warrants issued using a Black-Scholes valuation model, in which Management considered all the facts and circumstances of this equity instrument and has deemed the use of a Black-Scholes formula to estimate the fair value of the warrants to be appropriate and consistent with the measurement objectives of the accounting standards.

The factors used by the Company in determining fair value were: closing stock price on Yahoo.finance at the date of the issuance ($0.04), the exercise prices ($.00233 and $0.004), the expected life in years (5 years), the historical volatility of 418.05% was determined by observing the stock price on the issue date and the same date of the eleven prior months, and the discount rate utilized was 2.25%.  These factors yielded fair values of $421,636 for each of the warrants issued, a sum of $843,272.

24

11.  WARRANTS (CONTINUED)

	2008		2007
	Weighted Average Exercise Shares	Price	Weighted Average Exercise Shares	Price

Outstanding at Beginning of year (A)	3,162,500,000	$0.00183	3,162,600,000	$0.00183

Granted	-		-

Exercise	-		-

Expired	-		(100,000)

Outstanding at end of year	3,162,500,000		3,162,500,000

Warrants exercisable at year end	3,162,500,000		3,162,600,000
 (A) -Cannot be fully exercised until the Company completes its 150:1 reverse conversion.

25

Exhibit 31.1
Certification
I, Andrew S. Prince, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of Precision Aerospace Components, Inc. (the “Company”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
As the Company’s sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

d.
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.
As the Company’s sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ Andrew S. Prince

Andrew S. Prince
President and Chief Executive Officer

Date: October 2, 2009

Exhibit 31.2
Certification
I, Andrew S. Prince, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of Precision Aerospace Components, Inc. (the “Company”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
As the Company’s sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

d.
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.
As the Company’s sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ Andrew S. Prince

Andrew S. Prince
President and Chief Executive Officer

Date:  October 2 , 2009

Exhibit 32.1
Certifications Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

In connection with the Annual Report (the “Report”) of Precision Aerospace Components, Inc. (the “Company”) on Form 10-K/A for the period ended December 31, 2008, as filed with the Securities and Exchange Commission, Andrew S. Prince, Chief Executive Officer and Chief Financial Officer of the Company, does hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	the report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Andrew S. Prince

Andrew S. Prince
President and Chief Executive Officer

Date:  October 2, 2009